SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: February 2005

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
               --------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
               --------------------------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
               --------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F                     Form 40-F   X
                              ---                            ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                        No   X
                            ---                       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company"), dated January 31, 2005 announcing that the Company signed a definitive agreement to acquire all of the assets of MedQuest Products, Inc. ("MedQuest"), subject to certain approvals, consents and conditions. Additionally, in connection with the acquisition of MedQuest, the Company entered into a private placement with Maverick Venture Management, LLC ("Maverick") which will purchase US$12 million of common shares of the Company at the closing of the acquisition.

2. Asset Purchase Agreement between the Company and MedQuest, dated as of January 31, 2005.

3. Purchase Agreement between the Company and Maverick Venture Management, LLC, dated as of January 31, 2005.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3, Registration Statement No. 333-111512 on Form F-3 and Registration Statement No. 333-119750 on Form F-3.

                                                                          Item 1

                         WORLDHEART TO ACQUIRE MEDQUEST

    Acquisition to add a leading rotary pump to WorldHeart's product platform and WorldHeart expects to raise US$23 million through a private placement and warrant exercise


Oakland, California - (NASDAQ: WHRT, TSX: WHT) World Heart Corporation ("WorldHeart" or the "Company") today announced that it has signed a definitive agreement to acquire all of the assets of MedQuest Products, Inc. ("MedQuest"), subject to certain approvals, consents and conditions. MedQuest, based in Salt Lake City, Utah, is in the final development stages of its HeartQuest(TM) ventricular assist device (VAD), a magnetically levitated centrifugal rotary blood pump. WorldHeart currently offers the leading long-term pulsatile Novacor(R) LVAS. The acquisition of MedQuest will add an advanced rotary pump to WorldHeart's VAD platform and will also result in the Company raising up to US$23 million in a corresponding private placement and warrant exercise. In addition, all existing debentures will be converted to common shares of the Company.

"WorldHeart is currently the world leader in terms of VAD reliability and long-term durability. Long-term VAD support, or Destination Therapy (DT), represents the most significant need and growth opportunity in our field," commented Mr. Jal S. Jassawalla, WorldHeart President and CEO. "Our industry needs both pulsatile and rotary pumps to treat the full spectrum of clinical needs of end and late-stage heart failure patients. We believe that pulsatile devices are best suited for end-stage patients with poor ventricular contractility, who require full support (or functional "replacement"); rotary devices are better suited for late-stage patients, with some contractility, who require only partial support (or "assist"). "WorldHeart will now be the only company with small, silent, next-generation pulsatile and rotary systems under development, as well as having the most durable and reliable current-generation pulsatile device in the market today."

As part of the acquisition, WorldHeart will retain MedQuest employees in Salt Lake City, Utah. The Company's operations in Salt Lake will serve as the development and manufacturing site for WorldHeart's rotary pump products. Mr. Pratap Khanwilkar, MedQuest President, CEO, and co-founder, will lead the Company's rotary pump activities and will also lead business development for the Company.

"We believe that our HeartQuest VAD is the most technologically advanced rotary pump under development," commented Mr. Khanwilkar. "Our magnetically-levitated rotor results in a pump with no moving parts subject to wear, resulting in a small device expected to provide multiyear support over a wide range of flows. Combining our rotary pump with WorldHeart's clinical and commercialization infrastructure and its current and next-generation, long-term, pulsatile Novacor systems will be critical in expanding the Destination Therapy market."

"We have made significant progress in the second half of the year in several key areas" commented Mr. Jassawalla, who became WorldHeart's President and Chief Executive Officer in July, 2004. "We are selling well into our traditional markets and we have enrolled nine clinical centers in the DT RELIANT trial, with several additional leading medical centers in the process of completing their internal institutional review processes. We have met our key milestones in the development of our next-generation pulsatile system, the Novacor II, and ended the year performing strongly. With this acquisition, we are broadening our product platform and helping to make real the promise of Destination Therapy as a widely adopted treatment."

WorldHeart's product platform, subsequent to completion of the acquisition, will include:

     o the Novacor LVAS, which is currently commercially available as a Bridge-to-Transplant in the US, Canada, the European Union and Japan. In Europe, it is also commercially available for DT and Bridge-to-Recovery. In the US, it is under evaluation in a pivotal study for DT (RELIANT trial);

     o the Novacor II, a small, bearingless, next-generation pulsatile VAD currently under development and which is expected to begin animal trials in 2005; and

     o the HeartQuest VAD, a small, next-generation rotary pump, now at an advanced stage of development and in preclinical animal and bench testing with an initial feasibility clinical trial expected to be initiated by the beginning of 2006.

In connection with the acquisition of MedQuest, WorldHeart has entered into a private placement with Maverick Venture Management, LLC, ("Maverick"). Maverick is a private investment firm focused on investing in emerging growth markets. At the closing of the acquisition, Maverick will purchase US$12 million of common shares of WorldHeart. Maverick, a majority shareholder of MedQuest, has invested approximately US$14 million previously in MedQuest. At the closing of this transaction and the associated financing, Maverick and the shareholders of MedQuest are expected to hold a 33% ownership stake in the combined company. Maverick will be given the right to nominate up to two designees to WorldHeart's Board of Directors.

In addition, as a condition of this transaction, WorldHeart's debenture holders and warrant holders have agreed to convert their debentures and exercise the warrants issued to them in a previous financing (September 2004) in order to simplify the Company's capital structure and provide the Company with more capital to execute its plans.

"We are all excited about this investment in WorldHeart and the possibilities for this to create a leading medical device company and accelerate the growth of the Destination Therapy market," stated Mr. Kevin Compton, a Maverick principal. "We believe that WorldHeart is now poised to be a leader in the treatment of advanced heart failure and are excited about helping create a hugely successful company around these treatments."

Technology Platform

The Novacor LVAS is an electrically powered, pulsatile flow device with more than 20 years of clinical use. It is the first ventricular assist device (VAD) to provide a recipient with more than 6 years of circulatory support. It continues to hold the industry record for longest support on a single device of more than 4.5 years. These statistics are unmatched by any other implanted electromechanical circulatory support device on the market. To date, more than 1,500 patients have been supported with the Novacor, with almost 600 patient years of experience, and with no deaths attributable to device failure.

Novacor II is a next-generation miniaturized pulsatile VAD building on proven Novacor technology. The pump's pusher plate is driven by direct magnetic actuation, eliminating bearings or other precision components. The pumping chambers are fabricated from the same polymer material as in the current Novacor, which has never experienced a pump sac failure. The use of proven technology, combined with a simple, bearingless design, is expected to yield system reliability and durability, even greater than that of the current multiyear device.

The HeartQuest VAD is an advanced second-generation rotary blood pump intended for Destination Therapy. Unlike first generation rotary pumps with blood-lubricated bearings, it is a compact centrifugal pump with an impeller which is completely magnetically levitated. Full magnetic levitation eliminates wear mechanisms within the pump and provides for greater clearances for more optimized blood flow around the impeller, while eliminating dependence on the patient's blood for suspension. HeartQuest's levitation technology employs a unique combination of passive and single-axis active control, resulting in a system of optimal simplicity.

This strategic acquisition and financing will permit WorldHeart to accelerate the development of both next-generation systems. The combined strength of the WorldHeart and MedQuest teams, efficiencies of scale and platform synergies (particularly for external subsystems) will enhance the development programs. Preclinical animal and bench testing of the HeartQuest is currently underway. A feasibility clinical study is expected to be initiated within a year. Commercial approval is expected in Europe in 2007 and in the US in 2009. Development of the Novacor II will continue in parallel, with animal implants scheduled to begin this year. Clinical use and approvals for the Novacor II will generally occur a year later than those for the HeartQuest rotary system.

Acquisition and Financing Terms

The acquisition of MedQuest and the private placement are subject to WorldHeart shareholder approval.

WorldHeart will issue 9.3 million common shares to MedQuest in connection with the acquisition. In addition, Maverick will invest $12 million in WorldHeart to purchase approximately 8.9 million common shares at a purchase price of US$1.35 per common share. Investors that participated in the Company's September 2004 convertible debenture transaction have unanimously agreed to convert their debentures at their stated conversion price of US$1.25 per common share into approximately
10.7 million common shares. In addition, accrued interest will be converted into common shares at a conversion price equal to the market prices at the date of conversion. Convertible debenture holders have also agreed to exercise the corresponding warrants into approximately 10.7 million common shares of the Company at an adjusted exercise price of US$1.00 per common share for gross proceeds to WorldHeart of approximately US$10.7 million. Warrants are currently exercisable until September 2009 at a price of US$1.55 per common share. The Company will seek shareholder approval for a US$0.55 reduction in the warrant exercise price in return for the holders' agreement to exercise the warrants early and convert their debentures, as a condition of this acquisition and private placement.

At the close of this transaction WorldHeart will have:

     o eliminated all US$13.3 million of convertible debentures and up to US$2 million of interest that would have been payable over the five-year life of the debentures to their maturity on September 12, 2009;

     o issued common shares in connection with the exercise of warrants representing approximately 10.7 million common shares;

     o added approximately US$23 million to its cash balance which was US$8.8 million at the end of its fiscal year ended December 2004; and

     o    approximately 55.4 million common shares outstanding.

WorldHeart does not provide quarterly financial guidance, as predicting specific adoption rates in a new technology market such as the Destination Therapy market is not feasible. However, if the Company meets its operating plan, we anticipate that the cash balance at the end of this transaction would be sufficient to fund operations to approximately the end of 2006.

It is expected that the approvals will be obtained in order for WorldHeart to close these transactions in approximately 90 days.

WorldHeart will hold a teleconference Thursday, February 3, 2005 at 10:30 a.m. EST to discuss this strategic acquisition. Call in information will be provided in a separate Press Release on Tuesday, February 1, 2005. The Company will release its results for the fiscal year and fourth quarter ended December 31, 2004 following approval by its Board of Directors, in March 2005.

About World Heart Corporation

World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario, Canada, with additional facilities in Oakland, California, USA and Heesch, Netherlands.

The securities offered in connection with the acquisition and the Maverick private placement have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Company's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability, potential lack of anticipated synergies and efficiencies of scale, potential difficulties in the integration of the operations and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.


For more information, please contact:

World Heart Corporation
Mark Goudie
Vice-President, Finance and CFO
(613) 226-4278, ext.2509 www.worldheart.com

                                                                          Item 1

                            ASSET PURCHASE AGREEMENT

                                     BETWEEN

                             WORLD HEART CORPORATION

                                       AND

                             MEDQUEST PRODUCTS, INC.

                                   MADE AS OF

                                JANUARY 31, 2005

                            ASSET PURCHASE AGREEMENT

          THIS AGREEMENT is made as of January 31, 2005

BETWEEN

          World Heart Corporation, a corporation incorporated under the laws of the Province of Ontario (the "Purchaser"),

                                     - and -

          MedQuest Products, Inc., a corporation incorporated under the laws of the State of Utah (the "Vendor"),

          WHEREAS the Vendor carries on the primary business of research and development and manufacturing related to a series of rotary blood pumps;

          AND WHEREAS the Vendor desires to sell and the Purchaser desires to purchase all of the assets of the Vendor pertaining to its blood pump business and its coating and blade business upon and subject to the terms and conditions set out in this Agreement;

          NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

                           ARTICLE 1 - INTERPRETATION

1.01      Definitions

          In this Agreement, unless something in the subject matter or context is inconsistent therewith:

"Affiliate" has the meaning attributed thereto in the Business Corporations Act (Ontario).

"Agreement" means this agreement, including its recitals and schedules, as amended from time to time.

"Applicable Law" means

(i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and

(ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

"Assets" means the assets and undertaking referred to or described in Section 2.01.

"Audited Balance Sheet" means the balance sheet of the Vendor as at the Audited Balance Sheet Date.

"Audited Balance Sheet Date" means June 30, 2004.

"Audited Financial Statements" has the meaning set out in Section 3.01(k).

"Balance Sheet Date" means December 31, 2004.

"Benefit Plans" has the meaning set out in Section 3.01(yy).

"Business Day" means a day other than a Saturday, Sunday or statutory holiday in Ottawa, Ontario or Oakland, California or Salt Lake City, Utah.

"Canadian GAAP" means the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, consistently applied, as in effect from time to time.

"Cash Amounts" has the meaning set out in Section 2.06(2).

"Claims" means all losses, damages, expenses, liabilities (whether accrued, actual, contingent, latent or otherwise), claims and demands of whatever nature or kind including all legal fees and costs on a solicitor and client basis.

"Closing Date" means the later of (i) May 9, 2005, and (ii) a date to be determined by adding that number of days beyond May 9, 2005 that the Time of Closing has been extended due to (A) a regulatory authority in Canada or the United States reviewing, or taking a similar action, with respect to the Purchaser's proxy materials or such other materials as may be required to be submitted to such regulatory authority, (B) procedural delays as a result of such regulatory authority's review, such as the requirement to republish and extend the date on which the Purchaser's meeting of shareholders can occur, and
(C) the time required by the Purchaser to respond to any such regulatory authority's requests or inquiries, provided that the Purchaser shall use reasonable commercial efforts to respond to any such requests or inquiries as quickly as possible under the circumstances, or such earlier or later date as may be agreed in writing between the Vendor and the Purchaser.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Common Shares" means the common shares of the Purchaser.

"Compensation Policies" has the meaning set out in Section 3.01(zz).

"Convertible Debentureholders" means the holders of convertible debentures of the Purchaser issued on September 15, 2004 in an aggregate principal amount of $13,318,750.

"Designated Employees" has the meaning set out in Section 4.03.

"Effective Date" means January 31, 2005.

"Environmental Law" means any Applicable Law relating to the environment including those pertaining to

(i) reporting, licensing, permitting, investigating, remediating and cleaning up in connection with any presence or Release, or the threat of the same, of Hazardous Substances, and

(ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling and the like of Hazardous Substances, including those pertaining to occupational health and safety.

"Escrow Agent" means CIBC Mellon Trust Company.

"Escrow Agreement" means the escrow agreement to be entered into between the Purchaser, the Vendor and the Escrow Agent.

"Escrowed Shares" means 930,000 Common Shares registered in the name of the Vendor being a partial payment of the Purchase Price to be held by the Escrow Agent pursuant to the Escrow Agreement.

"ERISA" means the United States Employee Retirement Income Security Act of 1974, as amended.

"Governmental Authority" means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

"Governmental Body" means any governmental authority, or any university or related organization, or any other entity funded by a governmental authority.

"Hazardous Substance" means any substance or material that is prohibited, controlled or regulated by any Governmental Authority pursuant to Environmental Laws.

"Indemnitee" has the meaning set out in Section 7.01.

"Indemnitor" has the meaning set out in Section 7.01.

"Intellectual Property" means intellectual property of whatever nature and kind including all domestic and foreign trade-marks, business names, trade names, domain names, trading styles, patents, trade secrets, Software, industrial designs and copyrights, whether registered or unregistered, and all applications for registration thereof, and inventions, formulae, recipes, product formulations, processes and processing methods, technology and techniques, know-how and manuals.

"Interim Period" means the period between the close of business on the Effective Date and the Time of Closing.

"Inventories" means all materials or inventories purchased for use in the Purchased Business.

"Leased Premises" means all leasehold property and interests therein described in Schedule 2.01(b) attached hereto including all rights of way, licences or rights of occupation, easements or other similar rights of the Purchased Business in connection with such leasehold property.

"Licensed Intellectual Property" has the meaning set out in Section 2.01(m).

"Maverick" means Maverick Venture Management, LLC.

"Maverick Loan" has the meaning set out in Section 4.01(7).

"NASDAQ" means the means the Nasdaq National Market or the Nasdaq Small Cap Market.

"Owned Intellectual Property" has the meaning set out in Section 2.01(l).

"Permits" means all permits, consents, waivers, licences, certificates, approvals, authorizations, registrations, franchises, rights, privileges and exemptions, or any item with a similar effect, issued or granted by any person.

"Proceeds" has the meaning set out in Section 6.04.

"Purchase Agreement" means the purchase agreement entered into between the Purchaser and Maverick dated as of the date hereof.

"Purchase Price" has the meaning set out in Section 2.02.

"Purchased Business" means the business of rotary blood pumps and coating and blades at present and heretofore carried on by the Vendor.

"Release" means any release or discharge of any Hazardous Substance including any discharge, spray, injection, inoculation, abandonment, deposit, spillage, leakage, seepage, pouring, emission, emptying, throwing, dumping, placing, exhausting, escape, leach, migration, dispersal, dispensing or disposal.

"SEC" means the United States Securities and Exchange Commission.

"Software" means all software relating to the Purchased Business including all versions thereof, and all related documentation, manuals, source code and object code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts, and all other material related to such software.

"Subsidiary" has the meaning attributed thereto in the Business Corporations Act (Ontario).

"Tax Returns" has the meaning set out in Section 3.01(uuu).

"Taxes" mean all taxes, assessments, charges, duties, fees, levies or other governmental charges, including, without limitation, all federal, state, provincial, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, property, sales, use, value-added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest and shall include any liability for such amounts as a result either of being a member of a combined, consolidated, unitary or affiliated group or of a contractual obligation to indemnify any person or other entity.

"Time of Closing" means 10:00 a.m. (Ottawa Time) on the Closing Date.

"Third Party Programs" has the meaning set out in Section 3.01(kk).

"Transfer Taxes" has the meaning set out in Section 4.02(3).

"TSX" mean the Toronto Stock Exchange.

"US GAAP" means the generally accepted accounting principles of the United States consistently applied, as in effect from time to time.

"Warrantholders" means the holders of warrants of the Purchaser issued on September 15, 2004 exercisable in aggregate for 10,655,000 Common Shares.

"WorldHeart Financial Statements" has the meaning set out in Section 3.03(i).

"WorldHeart Reports" has the meaning set out in Section 3.03(h).

1.02      Headings

          The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03      Extended Meanings

          In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term "including" means "including without limiting the generality of the foregoing".

1.04      Statutory References

          In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05      Currency

          All references to currency herein are to lawful money of the United States unless otherwise specified.

1.06      Schedules

          The following are the Schedules to this Agreement:

Schedule Heading                                            Schedule Reference
Leased Premises                                             2.01(b)
Tangible Assets                                             2.01(e)
Leases of Machinery and Equipment                           2.01(f)
Franchise, License and Management Agreements                2.01(j)
Additional Contracts and Commitments                        2.01(j)(ii)
Licenses, Registrations and Permits                         2.01(k)
Owned Intellectual Property                                 2.01(l)
Licensed Intellectual Property                              2.01(m)
Liabilities Prior to Closing                                2.05
Cash Amounts                                                2.06(2)
Rights to Acquire Stock in Vendor                           3.01(h)
Audited Financial Statements of Vendor                      3.01(k)

Unaudited Financial Statements of Vendor                    3.01(l)
Encumbrances                                                3.01(r)
Defaults                                                    3.01(w)
Real Property Leases                                        3.01(y)
Ownership Interests                                         3.01(z)
Royalties and License Fees                                  3.01(ff)
Consents to License and Sub-license                         3.01(gg)
Third Party Programs                                        3.01(kk)
Distributors, Sales Agents and Representatives              3.01(mm)
Licences, Maintenance or Support Agreements, Development    3.01(nn)
Contracts
Governmental Body Funding                                   3.01(oo)
Employment and Consulting Contracts                         3.01(ss)
Employee Information                                        3.01(tt)
Benefit Plans                                               3.01(yy)
Compensation Policies                                       3.01(zz)
Insurance Policies                                          3.01(eeee)
Rights to Acquire Stock in Purchaser                        3.03(f)
Designated Employees                                        4.03
Form of General Conveyance Agreement                        5.01(1)(l)
Distribution of Purchase Price by Vendor                    5.01(1)(m)
Consents                                                    5.01(1)(n)
Form of Consulting Agreement                                5.01(1) (r)

1.07      Knowledge

          For purposes of the representations and warranties made by the Vendor in Section 3.01, the Vendor will be deemed to have "Knowledge" of a particular fact or other matter if any of Pratap Khanwilkar, Barbara Madsen and Gill Bearnson (i) has, or at any time had, actual awareness of that fact or matter, or (ii) would reasonably be expected to discover or otherwise become aware of that fact or matter by virtue of that individual's position, duties or responsibilities with the Vendor.

          For purposes of the representations and warranties made by the Purchaser in Section 3.03, the Purchaser will be deemed to have "Knowledge" of a particular fact or other matter if any of Jal Jassawalla and Mark Goudie (i) has, or at any time had, actual awareness of that fact or matter, or (ii) would reasonably be expected to discover or otherwise become aware of that fact or matter by virtue of that individual's position, duties or responsibilities with the Purchaser.


                         ARTICLE 2 - SALE AND PURCHASE

2.01      Assets to be Sold and Purchased

          Upon and subject to the terms and conditions hereof, the Vendor will sell to the Purchaser and the Purchaser will purchase from the Vendor, as of and with effect from the opening of business on the Closing Date, all of the right, title, benefit and interest of the Vendor in and to the following assets:

     (a)  cash less any Cash Amounts described in Section 2.06;

     (b)  the Leased Premises described in Schedule 2.01(b);

     (c) all structures, erections, improvements, appurtenances and fixtures situate on or forming part of the Leased Premises other than the fixed machinery and fixed equipment referred to in Section 2.01(d);

     (d) all fixed machinery and fixed equipment situate on or forming part of the Leased Premises;

     (e) all other machinery and equipment and all vehicles, tools, spare parts, handling equipment, furniture, furnishings, computer hardware and peripheral equipment, supplies and accessories of the Purchased Business, including the machinery and equipment described in Schedule 2.01(e);

     (f) all leases of machinery and equipment in which the Vendor is lessee relating to the Purchased Business described in Schedule 2.01(f);

     (g)  all Inventories;

     (h) all new and unused production, shipping and packaging supplies of the Purchased Business;

     (i)  all the accounts receivable of the Purchased Business;

     (j) all franchise, licence or management agreements described in Schedule 2.01(j) and all other contracts or commitments relating to the Purchased Business including,

          (i) all forward commitments to the Vendor for supplies or materials entered into in the usual and ordinary course of the Purchased Business for use in the Purchased Business whether or not there are any written contracts with respect thereto; and

          (ii) the further contracts and commitments described in Schedule 2.01(j)(ii);

     (k) all licences, registrations and permits required to carry on the Purchased Business in its usual and ordinary course including the licences, registrations and permits listed or described in Schedule 2.01(k);

     (l) all Intellectual Property owned by the Vendor and belonging to or used in the Purchased Business (the "Owned Intellectual Property"), including the Intellectual Property listed in Schedule 2.01(l);

     (m) all Intellectual Property not owned by the Vendor but belonging to or used in the Purchased Business (the "Licensed Intellectual Property"), including the right to use the Intellectual Property listed in
          Schedule 2.01(m);

     (n)  the goodwill of the Purchased Business, including

          (i) the exclusive right to the Purchaser to represent itself as carrying on the Purchased Business in continuation of and in succession to the Vendor and the right to use any words indicating that the Purchased Business is so carried on, including the use if otherwise permitted by law of the corporate name "MedQuest", and the domain name "www.medquest-inc.com", and

          (ii) all records of sales, customer lists and supplier lists of or used in connection with the Purchased Business;

     (o)  all securities held by the Vendor in any corporation or other entity;

     (p) all pre-paid expenses and deposits relating to the Purchased Business including all pre-paid Taxes and water rates, all pre-paid purchases of gas, oil and hydro, all pre-paid lease payments and all items referred to in Section 4.03(2);

     (q) all plans and specifications in the Vendor's possession or under its control relating to the structures, erections, improvements, appurtenances and fixtures situate on or forming part of the Leased Premises including all such electrical, mechanical and structural drawings related thereto as are in the possession or under the control of the Vendor; and

     (r) all personnel records, inspection records and other records, books, documents and data bases recorded or stored by means of any device, including in electronic form, relating to the Purchased Business, the Assets and those employees who are, pursuant to the provisions of this Agreement, to be employed by the Purchaser as are in the possession or under the control of the Vendor.

2.02      Purchase Price

     (1) The purchase price to the Vendor for the Assets (the "Purchase Price") shall consist of (i) the issuance by the Purchaser to the Vendor of 9,300,000 Common Shares at a price per share of $1.35 per share, (ii) a cash amount of $10,000, and (iii) the assumption of the liabilities assumed under Sections 2.04 and 2.05 at the Closing Date.

     (2)  At the Time of Closing, the Purchaser will pay:

     (a) a partial payment of the Purchase Price, by issuing to the Vendor 8,370,000 Common Shares evidenced by a certificate in the name of the Vendor, such certificate bearing such legends as are required under applicable securities laws;

     (b) partial payment of the Purchase Price by issuing the Escrowed Shares in the name of the Vendor and providing the Escrowed Shares to the Escrow Agent on the Closing Date, evidenced by a certificate in the name of the Vendor, such certificate bearing such legends as are required under applicable securities laws; and

     (c) $10,000 by the wire transfer at the Time of Closing of immediately available funds to an account specified by the Vendor.

     (3) On the Closing Date, the Vendor agrees to deposit in escrow the securities constituting the Escrowed Shares to be held by the Escrow Agent pursuant to the Escrow Agreement.

2.03      Property Taxes

          All property Taxes imposed on or with respect to the purchased assets for the tax year that includes the Closing Date will be prorated between the Vendor and the Purchaser as of the Closing Date. The Vendor will be liable for the portion of such Taxes based on the number of days in the year occurring prior to the Closing Date, and the Purchaser will be liable for the portion of such Taxes based on the number of days in the year occurring on and after the Closing Date. For any year in which an apportionment is required, the Purchaser will file all required

Tax Returns incident to these Taxes assessed for the year in which the Closing Date occurs that are not paid by the Vendor as of the Closing Date and the Vendor shall pay to the Purchaser the Taxes for which the Vendor is liable under the preceding sentence no later than 15 days prior to the due date of such Taxes.

2.04      Assumption of Obligations and Liabilities

          The Purchaser will assume, fulfil and perform the obligations and liabilities of the Vendor accruing after the close of business on the day before the Closing Date under the contracts and other commitments of the Vendor relating to the Purchased Business specifically described in Schedules 2.01(j), 2.01(j)(ii), 2.01(m), 3.01(y) and 3.01(nn).

2.05      Assumption of Existing Obligations and Liabilities

          The Purchaser will assume, fulfil and perform the obligations and liabilities of the Vendor accruing before the close of business on the day before the Closing Date under the contracts and other commitments of the Vendor relating to the Purchased Business specifically described in Schedule 2.05.

2.06      Obligations and Liabilities Not Assumed

     (1) Except as provided in this Agreement, the Purchaser does not assume and will not be liable for any obligations or liabilities of the Vendor whatsoever including any Taxes under the Income Tax Act (Canada) ("Tax Act") or the United States Internal Revenue Code ("Code") or any other Taxes whatsoever that may be or become payable by the Vendor including any income or corporation Taxes resulting from or arising as a consequence of the sale by the Vendor to the Purchaser of the Assets hereunder.

     (2) The Purchaser will permit the Vendor to retain cash in an amount of $325,000 and such other amounts as the Purchaser may determine in its sole discretion at the Time of Closing ("Cash Amounts") for payment of certain obligations not assumed by the Purchaser and identified by the Vendor and the Purchaser on Schedule 2.06(2) on or prior to the day immediately preceding the Closing Date.

2.07      Non-Assignable Contracts and Commitments

     (1) The Vendor will use reasonable efforts (other than the payment of money or assumption of obligations) to obtain any third party consents or waivers necessary to permit the assignment to, and assumption by, the Purchaser of all the contracts and other commitments to be assigned to and assumed by the Purchaser pursuant to this Agreement.

     (2) Nothing in this Agreement will constitute an agreement to assign or an attempted assignment of any contract or other commitment for which any requisite consent or waiver to the assignment thereof has not been obtained. Subject to the provisions of Section 5.01(1), to the extent permitted by Applicable Law, if any requisite consent or waiver has not been obtained on or prior to Closing, the applicable contract or other commitment will be held by the Vendor in trust for the benefit of the Purchaser and the Purchaser will perform the obligations of the Vendor thereunder and be entitled to receive all money becoming due and payable under and other benefits derived from the contract or other commitment immediately after receipt by the Vendor.

                   ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.01      Vendor's Representations and Warranties

          The Vendor represents and warrants to the Purchaser that:

     Corporate

     (a) The Vendor is a corporation duly incorporated, organized and subsisting under the laws of the State of Utah with the corporate power to own its assets and to carry on its business and has made all necessary filings under all applicable corporate, securities and taxation laws or any other laws to which the Vendor is subject.

     (b) The Vendor has the power, authority and right to enter into and deliver this Agreement and to transfer the legal and beneficial title and ownership of the Assets to the Purchaser free and clear of all liens, charges, encumbrances and any other rights of others.

     (c) This Agreement constitutes a valid and legally binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

     (d) There is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon the Vendor to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Assets other than pursuant to the provisions of this Agreement or pursuant to purchase orders accepted by the Vendor in the usual and ordinary course of the Purchased Business.

     (e) Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Vendor will result in the violation of:

               (i) any of the provisions of the incorporation documents or by-laws of the Vendor;

               (ii) any material agreement or other instrument to which the Vendor is a party or by which the Vendor is bound; or

               (iii)     any Applicable Law.

     (f) No governmental approval or other consent is required to be obtained or made by the Vendor in connection with the execution and delivery of this Agreement or the Escrow Agreement or the consummation or performance of the transactions contemplated thereby.

     (g) The authorized capital of the Vendor consists of 40,000,000 common shares and 25,000,000 preferred shares of which 127,595 common shares and 6,675,782 preferred shares are issued and outstanding as of the date hereof.

     (h) Except as set forth in Schedule 3.01(h), (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Vendor is authorized or outstanding; and (ii) the Vendor does not have any obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any shares of its capital stock any evidence of indebtedness or assets of the Vendor.

     (i) On or prior to the Effective Date, the execution, delivery and performance of this Agreement by the Vendor and the consummation by the Vendor of the transactions contemplated hereby have been duly and validly approved by the board of directors of the Vendor.

     Financial

     (j) The books and records of the Vendor relating to the Purchased Business are complete, true and correct and present fairly and disclose in all material respects the financial position of the Purchased Business and all material financial transactions of the Vendor relating to the Purchased Business have been accurately recorded in such books and records and, such books and records have been prepared in accordance with US GAAP, consistently applied.

     (k) The audited financial statements of the Vendor, consisting of the Audited Balance Sheet and statements of income, retained earnings and changes in financial position for the period ended on the Audited Balance Sheet Date, together with the report of PricewaterhouseCoopers LLP, certified public accountants, thereon and the notes thereto (collectively, the "Audited Financial Statements"), a copy of which is attached hereto as Schedule 3.01(k):

               (i) are in accordance with the books and accounts of the Vendor as at the Audited Balance Sheet Date,

               (ii) are complete, true and correct and present fairly the financial position of the Vendor as at the Audited Balance Sheet Date,

               (iii) have been prepared in accordance US GAAP consistently applied, and

               (iv) present fairly all of the assets and liabilities of the Vendor as at the Audited Balance Sheet Date including all contingent liabilities of the Vendor as at the Audited Balance Sheet Date.

     (l) The unaudited financial statements of the Vendor for the period ended on the Balance Sheet Date, consisting of the balance sheet, statements of income, retained earnings and changes in financial position for the period ended on the Balance Sheet Date (collectively, the "Unaudited Financial Statements"), a copy of which is attached hereto as Schedule 3.01(l):

               (i) are in accordance with the books and accounts of the Vendor as at the Balance Sheet Date;

               (ii) are true and correct and present fairly the financial position of the Vendor as at the Balance Sheet Date;

               (iii) have been prepared in accordance with US GAAP consistently applied;

               (iv) present fairly all the assets and liabilities of the Vendor as at the Balance Sheet Date including all contingent liabilities of the Vendor as at the Balance Sheet Date.

     (m) Since the Balance Sheet Date the Purchased Business has been carried on in its usual and ordinary course and the Vendor has not entered into any transaction or incurred any liabilities out of the usual and ordinary course of the Purchased Business.

     (n) Since the Balance Sheet Date there has been no change in the affairs, business, prospects, operations or condition of the Purchased Business, financial or otherwise, whether arising as a result of any legislative or regulatory change, revocation of any licence or right to do business, fire, explosion, accident, casualty, labour dispute, flood, drought, riot, storm, condemnation, act of God, public force or otherwise, except changes occurring in the usual and ordinary course of business that have not adversely affected the affairs, business, prospects, operations or condition of the Purchased Business, financial or otherwise.

     (o) No current or former director, officer, shareholder or employee of the Vendor or any person not dealing at arm's length within the meaning of the Code with any such person or with the Vendor is indebted to the Vendor.

     (p) The Vendor maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with US GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the Audited Balance Sheet Date, there have been no significant changes in the Vendor's internal controls over financial reporting or, to the Vendor's Knowledge, in other factors that would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the affairs, business, prospects, operations or condition of the Purchased Business, financial or otherwise.

     (q) Neither the Vendor, nor, to the Vendor's Knowledge, any director, officer, employee, auditor, accountant or representative of the Vendor, has received or otherwise had or obtained knowledge of any written or material unwritten complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Vendor or its internal accounting controls, including any complaint, allegation, assertion or claim of any type that the Vendor has engaged in improper or illegal accounting or auditing practices and no attorney representing the Vendor, whether or not employed by the Vendor, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Vendor or any of its officers, directors, employees or agents to the Vendor or the board of directors or any committee thereof or to any director or officer of the Vendor. There have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or the Vendor's board of directors or any committee thereof.

     Condition of Assets

     (r) The Vendor is the owner of the Assets with a valid lease to the Leased Premises and good title to all the other Assets, free and clear of all liens, charges, encumbrances and any other rights of others other than those set out in Schedule 3.01(r) or as otherwise disclosed herein.

     (s) The accounts receivable of the Purchased Business are good accounts receivable collectible within 90 days and are not subject to any defence, counterclaim or set-off.

     (t) All machinery and equipment owned or used by the Vendor in the Purchased Business have been properly maintained and are in good working order for the purposes of on-going operation, subject to ordinary wear and tear for machinery and equipment of comparable age.

     (u)       All of the Inventories are reasonably fit for their purpose.

     Contracts and Commitments

     (v) The Vendor is not a party to any contract or commitment relating to the Purchased Business outside the usual and ordinary course of the Purchased Business and is not a party to any contract or commitment relating to the Purchased Business, except such contracts or commitments as are listed in Schedules 2.01(j), 2.01(j)(ii), 2.01(m), 3.01(nn), 3.01(ss) attached hereto.

     (w) Except as listed in Schedule 3.01(w) attached hereto, the Vendor is not in default or breach of any contract or commitment referred to in Sections 2.01(j), 2.01(j)(ii). 2.01(m), 3.01(nn)
               and 3.01(ss) and there exists no condition, event or act that, with the giving of notice or lapse of time or both, would constitute such a default or breach, and all such contracts and commitments are in good standing and in full force and effect without amendment thereto and the Vendor is entitled to all benefits thereunder.

     (x) The Vendor is not a party to or bound by any guarantee, indemnification, surety or similar obligation pertaining to the Purchased Business.

     (y) Except as listed in Schedule 3.01(y) attached hereto, the Vendor is not a party to any lease or agreement in the nature of a lease for real property, whether as lessor or lessee pertaining to the Purchased Business.

     (z) The Vendor does not have any subsidiaries or any agreements, options or commitments to acquire any securities of any corporation or to acquire or lease any real property or assets to be used in or in connection with the Purchased Business other than, in the latter case, those assets that are to be used in the usual and ordinary course of business of the Purchased Business; and except as set forth in Schedule 3.01(z) holds no securities in any other corporation or other entity.

     (aa) There are no outstanding orders, notices or similar requirements relating to the Purchased Business or to the Assets issued by any Governmental Authority and there are no matters under discussion with any Governmental Authority relating to orders, notices or similar requirements.

     Intellectual Property

     (bb) The Vendor has the exclusive right to use the Owned Intellectual Property except to the extent the Vendor has licensed, or otherwise has granted any right (whether or not currently exercisable) or interest in, the Owned Intellectual Property to others, which licences or other grants are listed in Schedule 2.01(l).

     (cc) The Vendor has the exclusive right to use the Licensed Intellectual Property except to the extent the rights are identified in Schedule 2.01(m) as being non-exclusive.

     (dd) The Owned Intellectual Property is in good standing and has been duly registered or patented or applications to register or patent the same have been filed in all appropriate offices to preserve the rights therein and of the Vendor thereto. Schedule 2.01(l) accurately identifies and describes each item of Owned Intellectual Property in which the Vendor has an ownership interest of any nature (whether exclusively, jointly with another person or otherwise) and Schedule 2.01(l) also identifies any other person or entity that has an ownership interest in such item of Owned Intellectual Property and the nature of such ownership interest.

     (ee) The Intellectual Property listed on Schedules 2.01(l) and 2.01(m) includes all of the Intellectual Property used in or required for the proper carrying on of the Purchased Business.

     (ff) The Vendor is not a party to any contract or commitment to pay any royalty, licence or other fee with respect to the use of the Owned Intellectual Property or the Licensed Intellectual Property except as set out in Schedule 3.01(ff).

     (gg) No consents or notices are required in order for the Intellectual Property to be licensed or sub-licensed to any third party except as set out in Schedule 3.01(gg).

     (hh) The conduct of the Purchased Business does not involve any infringement, misuse or misappropriation of any Intellectual Property rights of third parties.

     (ii) To the Vendor's Knowledge, the Owned Intellectual Property and the Licensed Intellectual Property are valid or enforceable. No infringement, misuse or misappropriation of the Owned Intellectual Property has occurred.

     (jj) All employees and independent contractors at the time they developed Intellectual Property for the Vendor assigned their intellectual property rights in the Intellectual Property to the Vendor pursuant to written agreements. A copy of each of those agreements has been provided to the Purchaser.

     (kk) Except for the third party software ("Third Party Programs") listed in Schedule 3.01(kk), the Software neither contains nor embodies nor uses nor requires any third party software, including development tools and utilities, and the Software, together with the Third Party Programs, contains all material necessary for the continued maintenance and development of the Software.

     (ll) Copies of all licence and maintenance agreements for the Third Party Programs have been made available by the Vendor to the Purchaser, except in respect of Third Party Programs that are shrinkwrapped software and that are purchased off-the-shelf by the Vendor in order to be passed through to the Vendor's customers, and except as set forth in Schedule 3.01(kk) all Third Party Programs may be assigned and transferred to the Purchaser.

     (mm) Except as listed in Schedule 3.01(mm), there are no, and have never been any, distributors, sales agents, representatives or other persons who have or had rights to market or license the Assets.

     (nn) Schedule 3.01(nn) lists all the other inbound or outbound licences, maintenance or support agreements, development contracts and all other agreements (other than requests for proposals and proposals which are referred to in such agreements), copies of each of which have been made available to the Purchaser.

     (oo) Except as listed in Schedule 3.01(oo), no funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, the Owned Intellectual Property.

     (pp) The Vendor has taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information held by the Vendor, or purported to be held by the Vendor, as a trade secret.

     (qq) The Vendor is not now nor has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Vendor to grant or offer to any other person any licence or right to any Owned Intellectual Property.

     Employees

     (rr) The Vendor is not a party to or bound by any contract or commitment to pay any management fee pertaining to the Purchased Business.

     (ss) Except as set forth in Schedule 3.01(ss), the Vendor does not have any written or oral employment contract or consulting contract relating to the Purchased Business with any person whomsoever.

     (tt)      Schedule 3.01(tt) sets out:

               (i) the names of all employees or consultants of the Purchased Business;

               (ii)      their annual salary or remuneration;

               (iii)     their job title;

               (iv) their total length of employment including any prior employment as disclosed in the Vendor's records that would affect calculation of years of service for purposes of benefit entitlement (including statutory notice or statutory severance pay) or pension entitlement;

               (v)       the length of any consulting contract;

               (vi) whether any such employees are on any approved or statutory leave of absence and, if so, the reason for the absence; and

               (vii) other terms and conditions of their employment (other than Benefit Plans and Compensation Policies).

     (uu) The Vendor is not bound by or a party to any collective bargaining agreement relating to the Purchased Business.

     (vv) There are no actual, threatened or pending organizing activities of any trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent or any actual, threatened or pending unfair labour practice complaints, strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns, arbitrations, grievances, complaints, charges or similar labour related disputes or proceedings pertaining to the Purchased Business, and there have not been any such activities or disputes or proceedings within the last year.

     (ww) All vacation pay for employees of the Purchased Business is properly reflected and accrued in the books and accounts of the Vendor.

     (xx) Since the Balance Sheet Date, there have been no changes in the terms and conditions of employment of any employees of the Purchased Business, including their salaries, remuneration and any other payments to them, and there have been no changes in any remuneration payable or benefits provided to any officer, director, consultant, independent or dependent contractor or agent of the Purchased Business, and the Vendor has not agreed or otherwise become committed to change any of the foregoing since that date.

     Benefits Plans

     (yy) Schedule 3.01(yy) contains a list of every benefit and employment plan, program, agreement or arrangement (whether written or unwritten and whether or not subject to ERISA) maintained, contributed to, or provided by the Vendor thereof for the benefit of any of its employees or dependents or independent contractors of the Vendor or their respective dependants or beneficiaries (the "Benefit Plans") including all bonus, deferred compensation, incentive compensation, share purchase, share option, stock appreciation, phantom stock, savings, profit sharing, severance or termination pay, health or other medical, life, disability or other insurance (whether insured or self-insured), supplementary unemployment benefit, pension, retirement and supplementary retirement plans, programs, agreements and arrangements.

     (zz) Schedule 3.01(zz) contains a list of all written or unwritten compensation policies and practices of the Vendor ("Compensation Policies") applicable to employees and dependents and independent contractors of the Vendor.

     (aaa) The Vendor has delivered to the Purchaser true, complete and up-to-date copies of all Benefit Plans and Compensation Policies and all amendments thereto together with all summary descriptions of the Benefit Plans and Compensation Policies provided to past or present participants therein.

     (bbb) No fact, condition or circumstance exists that would materially affect the information contained in the documents provided pursuant to Section 3.01(yy) and, in particular, no promises or commitments have been made by the Vendor to amend any Benefit Plan or Compensation Policy.

     (ccc) Neither the Vendor nor any of its Affiliates (nor any employer (whether or not incorporated) that would be treated together with the Vendor or any such Affiliate as a single employer within the meaning of Section 414 of the Code has ever maintained or contributed to, or had any obligation to contribute to (or borne any liability with respect to) any "employee pension benefit plan," within the meaning of Section 3(2) of ERISA, that is a "multiemployer plan," within the meaning of Section 3(37) of ERISA, or subject to Section 412 of the Code, or Section 302 or Title IV of ERISA.

     (ddd) Each Benefit Plan intended to be qualified under Section 401(a) of the Code, has, as currently in effect, been determined to be so qualified by the United States Internal Revenue Service, and since the date of each such determination, no event has occurred and no condition or circumstance has existed that resulted or is likely to result in the revocation of any such determination.

     (eee) The Vendor has not incurred, and no event has occurred and no condition or circumstance exists that could result, directly or indirectly, in, any unsatisfied liability (including, without limitation, any indirect, contingent or secondary liability) of the Vendor under Title IV of ERISA or Section 412 of the Code or
               Section 302 of ERISA arising in connection with any employee pension benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.

     (fff) The Vendor has complied in all respects with the applicable requirements of Part 6 of Subtitle B of Title I of ERISA and
               Section 4980B of the Code ("COBRA"), and will comply with all COBRA obligations arising in connection with the transactions contemplated hereby, and the Vendor is not subject to any liability as a result of any failure to administer or operate any "group health plan" (as defined in COBRA) in compliance with COBRA.

     (ggg) The execution of this Agreement and the consummation of the transactions contemplated hereby, do not constitute a triggering event under any Benefit Plan or Compensation Policy or other policy, arrangement, statement, commitment or agreement, whether or not legally enforceable, which (either alone or upon the occurrence of any additional or subsequent event) will or may result in any payment (whether of severance pay or otherwise), vesting or increase in benefits to any present or former employee or director of the Vendor.

    Leased Premises

     (hhh) The operations of the Purchased Business from the Leased Premises are not subject to any restriction or limitation that would materially adversely affect the Purchased Business and are not in contravention of any law or regulation or of any decree or order of any court or other body having jurisdiction.

     (iii) The Vendor has not received notice of any assessment or any capital charges or levies assessed or proposed to be assessed against any of the Assets by a Governmental Authority or that any Governmental Authority intends to require the Vendor to pay for any future roads, utilities or services relating to the Leased Premises.

     (jjj) All improvements (including all plant, buildings, structures, erections, appurtenances and fixtures) situate on or forming part of the Leased Premises were completed in a good and competent manner and in all material respects in accordance with the requirements of all applicable Governmental Authorities and all such improvements are free of material defect.

     (kkk) The Leased Premises are serviced by all private and public utility services that are necessary for the operations of the Purchased Business on the Leased Premises.

    Environmental

     (lll) The Purchased Business, as carried on by the Vendor, and the Assets are in compliance in all material respects with all Environmental Laws and there are no facts relating to the past or present operation of the Purchased Business that could give rise to a notice of non-compliance with any Environmental Law, or any liability under Environmental Laws.

     (mmm) All environmental Permits used in or required to carry on the Purchased Business in its usual and ordinary course are in full force and effect and are transferable to the Purchaser on Closing.

     (nnn) The Vendor has not used any of the facilities or Leased Premises pertaining to the Purchased Business, or permitted them to be used, to generate, manufacture, refine, treat, transport, store, handle, dispose, transfer, produce or process Hazardous Substances except in compliance in all material respects with all Environmental Laws. None of the Leased Premises has been used for or been designated as a waste disposal site.

     (ooo) To the Vendor's Knowledge, there are no pending changes to Environmental Laws that would render illegal, or materially restrict, the operation of the Purchased Business in its usual and ordinary course.

     (ppp) The Vendor has not been convicted of an offence or been subjected to any judgment, injunction or other proceeding or been fined or otherwise sentenced for non-compliance with any Environmental Laws, and it has not settled any prosecution or other proceeding short of conviction in connection therewith, in relation to the Purchased Business.

     (qqq) The Vendor has not caused or permitted the Release of any Hazardous Substance at, on or under the Leased Premises, or the Release of any Hazardous Substance off-site of the Leased Premises in relation to the Purchased Business, except in compliance in all material respects with Environmental Laws.

     (rrr) The Vendor has not breached any obligation to report a Release to any person imposed by any Environmental Law.

     Taxes

     (sss) The Purchaser is acquiring the ownership, possession or use under this Agreement of all or substantially all of the property that can reasonably be regarded as being necessary for the Purchaser to be capable of carrying on the Purchased Business as a business within the meaning of section 167 of the Excise Tax Act (Canada).

     (ttt) There are no liens for Taxes upon the Assets, except for statutory liens for current Taxes not yet due.

     (uuu) The Vendor has timely filed or caused to be timely filed with the appropriate taxing authorities all tax returns, statements, forms and reports (including elections, declarations, disclosures, schedules, estimates and information Tax Returns) for Taxes ("Tax Returns") that are required to be filed with respect to the Purchased Business and such Tax Returns have been true, correct and complete in all material respects.

     (vvv) All Taxes due with respect to the Purchased Business for all taxable years or other taxable periods that end on or before the Closing Date and, with respect to any taxable year or other taxable period beginning on or before and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date ("Pre-Closing Period") have been paid or accrued and fully provided for in accordance with US GAAP on the Balance Sheet.

     (www) The Vendor has not been the subject of an audit or other examination of Taxes by the tax authorities of any nation, state or locality with respect to the Purchased Business; (ii) no such audit is contemplated or pending; and (iii) the Vendor has not received any written notices from any taxing authority relating to any issue which could affect the Tax liability with respect to the Purchased Business after the Closing Date.

     (xxx) The Vendor is not presently contesting any Tax liability with respect to the Purchased Business before any court, tribunal or agency.

     (yyy) All Taxes which the Vendor is (or was) required by law to withhold or collect in connection with the Purchased Business have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable.

     General

     (zzz) There are no actions, suits or proceedings (whether or not purportedly on behalf of the Vendor):

               (i) pending or threatened against or adversely affecting, or which could adversely affect, the Purchased Business or the Assets, or

               (ii)      before or by any Governmental Authority.

     (aaaa) The Vendor is not conducting the Purchased Business in any jurisdiction other than the State of Utah.

     (bbbb) The Vendor has no clinical sites and has the use of only one animal testing facility located on the premises of the University of Utah.

     (cccc) The Vendor is conducting the Purchased Business in material compliance with all Applicable Laws, is not in breach of any such Applicable Laws and is duly licensed, registered or qualified in the State of Utah and all municipalities thereof in which the Vendor carries on the Purchased Business to enable the Purchased Business to be carried on as now conducted and its assets to be owned, leased and operated, and all such licences, registrations and qualifications are valid and subsisting and in good standing and none of the same contains any term, provision, condition or limitation which has or may have a material adverse effect on the operation of the Purchased Business or which may be affected by the completion of the transactions contemplated hereby.

     (dddd) Schedule 2.01(k) is a true and complete list of all licences, registrations and permits necessary or required to enable the Purchased Business to be carried on as now conducted and its assets to be owned, leased and operated and all such licences, registrations and permits are transferable by the Vendor to the Purchaser on the Closing Date.

     (eeee) Attached as Schedule 3.01(eeee) is a true and complete list of all insurance policies maintained by the Vendor that also specifies the insurer, the amount of the coverage, the type of insurance, the policy number and any pending claims thereunder.

     (ffff) The Vendor has not received (i) any notice of cancellation of any policy described in Schedule 3.01(eeee) or refusal of coverage thereunder, (ii) any notice that any issuer of such policy has filed for protection under applicable bankruptcy laws or is otherwise in the process of liquidating or has been liquidated, or (iii) any other indication that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations hereunder.

     (gggg) Except for matters reflected and reserved against in the Balance Sheet, the Vendor has not incurred any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature that would be required by US GAAP to be reflected on a balance sheet of the Vendor (including the notes thereto).

     (hhhh) Neither the Vendor nor to the best of the Vendor's Knowledge, any Affiliate of the Vendor beneficially owns any Common Shares.

3.02      Survival of Vendor's Representations, Warranties and Covenants

     (1)  The representations and warranties of the Vendor set forth in Section
3.01 will survive the completion of the sale and purchase of the Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for the benefit of the Purchaser for a period of one year from the Closing Date.

     (2) The covenants of the Vendor set forth in this Agreement (other than the covenant set forth in Section 4.01(2) with respect to representations and warranties being true at the Time of Closing) will survive the completion of the sale and purchase of the Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for the benefit of the Purchaser in accordance with the terms of this Agreement.

3.03      Purchaser's Representations and Warranties

          The Purchaser represents and warrants to the Vendor that:

     Corporate

     (a) The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of the Province of Ontario with the corporate power to own its assets and to carry on its business and has made all necessary material filings under all applicable corporate, securities and taxation laws or any other laws to which the Purchaser is subject.

     (b) The Purchaser has the power, authority and right to enter into and deliver this Agreement and to transfer the legal and beneficial title and ownership of the Shares to the Vendor free and clear of all liens, charges, encumbrances and any other rights of others.

     (c) This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

     (d) Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in the violation of:

          (i) any of the provisions of the incorporation documents or by-laws of the Purchaser;

          (ii) any material agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or

          (iii)     any Applicable Law.

     (e) The authorized capital of the Purchaser consists of unlimited common shares and unlimited preferred shares issuable in series of which 16,430,470 Common Shares and no preferred shares are issued and outstanding as of the date hereof. Upon completion of the Closing, the Common Shares issued to the Vendor, including the Escrowed Shares, will have been duly authorized and be validly issued and outstanding, as fully paid and non-assessable shares in the capital of the Purchaser.

     (f) Except as provided in this Agreement or as set forth in Schedule 3.03(f), (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of the capital stock of the Purchaser or the Purchaser Subsidiaries are authorized or outstanding, (ii) neither the Purchaser nor the Purchaser Subsidiaries have any obligation (contingent or otherwise) to issue any subscription, warrant, option (except option grants to Purchaser's employees and consultants under the Purchaser's employee stock option plan in the ordinary course) , convertible security or other such right to issue or distribute to holders of any shares of its capital stock any evidence of indebtedness or assets of the Purchaser or any subsidiary of the Purchaser.

     (g) On or prior to the Effective Date, the execution, delivery and performance of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly and validly approved by the board of directors of the Purchaser.

     Financial

     (h) The Purchaser has made available to the Vendor prior to the execution of this Agreement a true and complete copy of each form, report, schedule, registration statement, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) filed by the Purchaser or any of its Subsidiaries with Canadian securities regulatory authorities and the SEC, the TSX and NASDAQ since January 1, 2003 (as such documents have since the time of their filing been amended or supplemented, the "WorldHeart Reports"), which are all the documents (other than preliminary material) that the Purchaser and its Subsidiaries were required to file with the SEC, Canadian securities regulatory authorities, the TSX and NASDAQ since such date. As of their respective dates, the WorldHeart Reports (i) complied as to form in all material respects with the requirements of the United States Securities Act of 1933, the United States Securities Exchange Act of 1934 or Canadian securities laws, the TSX and NASDAQ, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (i) The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the WorldHeart Reports (the "WorldHeart Financial Statements") complied as to form in all material respects with the published rules and regulations of the Canadian securities regulatory authorities with respect thereto, were prepared in accordance with Canadian GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Canadian securities laws) and fairly present (subject, in the case of the unaudited interim financial statements, to the absence of certain footnotes and to normal, recurring year-end audit adjustments and to the absence of complete notes (which are not expected to be, individually or in the aggregate, materially adverse to the Purchaser and its Subsidiaries taken as a whole)) the consolidated financial position of the Purchaser and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended. Each Subsidiary of the Purchaser is treated as a consolidated subsidiary of the Purchaser in the WorldHeart Financial Statements for all periods covered thereby.

     (j) Since September 30, 2004, there has been no change in the affairs, business, prospects, operations or condition of the Purchaser's business, financial or otherwise, whether arising as a result of any legislative or regulatory change, revocation of any licence or right to do business, fire, explosion, accident, casualty, labour dispute, flood, drought, riot, storm, condemnation, act of God, public force or otherwise, except changes occurring in the usual and ordinary course of business that have not adversely affected the affairs, business, prospects, operations or condition of the Purchaser's business, financial or otherwise.

     Contracts and Commitments

     (k) The Purchaser is not in material breach of any contract or commitment and there exists no condition, event or act that, with the giving of notice or lapse of time or both, would constitute such a default or breach, and all such contracts and commitments are in good standing and in full force and effect without amendment thereto and the Purchaser is entitled to all benefits thereunder.

     (l) There are no outstanding orders, notices or similar requirements relating to the Purchaser issued by any Governmental Authority and there are no matters under discussion with any Governmental Authority relating to orders, notices or similar requirements.

     Intellectual Property

     (m) To the Purchaser's Knowledge, the conduct of the Purchaser's business does not involve any infringement, misuse or misappropriation of any Intellectual Property rights of third parties.

     (n) To the Purchaser's Knowledge, the Intellectual Property owned by the Purchaser is not invalid or unenforceable. To the Purchaser's Knowledge, no infringement, misuse or misappropriation of the Intellectual Property owned by the Purchaser has occurred.

     General

     (o) There are no material actions, suits or proceedings (whether or not purportedly on behalf of the Purchaser):

          (i) pending or threatened against or adversely affecting, or which could adversely affect, the business of the Purchaser, or

          (ii)      before or by any Governmental Authority.

     (p) The Purchaser is conducting its business in material compliance with all Applicable Laws, is not in breach of any such Applicable Laws and is duly licensed, registered or qualified in the Province of Ontario and State of California and all municipalities thereof in which the Purchaser carries on the business to enable its business to be carried on an its assets to be owned, leased and operated, and all such licences, registrations and qualifications are valid and subsisting and in good standing and none of the same contains any term, provision, condition or limitation which has or may have a material adverse effect on the operation of the business or which may be affected by the completion of the transactions contemplated hereby.

3.04      Survival of Purchaser's Representations, Warranties and Covenants

     (1)  The representations and warranties of the Purchaser set forth in
Section 3.03 will survive the completion of the sale and purchase of the Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for the benefit of the Vendor for a period of one year from the Closing Date.

     (2) The covenants of the Purchaser set forth in this Agreement (other than the covenant set forth in Section 4.02(2) with respect to representations and warranties being true at the Time of Closing) will survive the completion of the sale and purchase of the Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for the benefit of the Vendor in accordance with the terms of this Agreement.

                             ARTICLE 4 - COVENANTS

4.01      Covenants of the Vendor

     (1) In addition to any other provision for indemnification by the Vendor contained in this Agreement, the Vendor will indemnify and save harmless the Purchaser and the directors, officers, employees and agents of the Purchaser from and against:

     (a)  (i)       all Claims directly or indirectly relating to the Purchased
                    Business and accruing up to the close of business on the day before the Closing Date and

          (ii) all other Claims directly or indirectly relating to the Vendor including Claims relating to income, sales, excise or other Taxes; and

          (iii) all Claims relating to the Taxes imposed with respect to the Purchased Business arising prior to the Closing Date;

          except, in either case, any Claim for which indemnification is provided under Section 4.01(1)(b) or (c) and those Claims with respect to which the Purchaser is liable under this Agreement including those accruing under the contracts and other commitments referred to in
          Section 2.05 and those for Taxes, duties and other charges referred to in Section 4.02(3);

     (b) all Claims directly or indirectly arising in connection with the use of the Inventories by any person or the purchase of any of the Inventories by any third party except for any Claims directly or indirectly resulting from the negligence of the Purchaser; and

     (c) all Claims incurred by the Purchaser directly or indirectly resulting from any breach of any covenant of the Vendor contained in this Agreement or, from any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.01.

The Vendor appoints the Purchaser as the trustee for the Purchaser's directors, officers, employees and agents of the covenant of the Vendor with respect to such persons and the Purchaser accepts such appointment.

     (2) The Vendor will ensure that the representations and warranties of the Vendor set out in Section 3.01 over which the Vendor has reasonable control are true and correct at the Time of Closing and that the conditions of closing for the benefit of the Purchaser set out in Section 5.01(1) over which the Vendor has reasonable control have been performed or complied with by the Time of Closing.

     (3)  The Vendor immediately after the Closing Date will file

     (a) articles of amendment changing its corporate name to one that does not include any trade mark or trade name included in the Assets, and

     (b) cancellations with all applicable Governmental Authorities of the registrations of all business names included in the Assets.

     (4) Notwithstanding any of the other provisions of this Agreement, the Vendor will not be liable to the Purchaser or to the directors, officers, employees or agents of the Purchaser in respect of:

     (a) any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.01 after one year after the Closing Date;

     (b) any matter from and against which the Purchaser and the directors, officers, employees and agents of the Purchaser are indemnified pursuant to Sections 4.01(1)(a) and (b) after one year after the Closing Date; or

     (c) any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.01 or resulting from any matter from and against which the Purchaser and the directors, officers, employees and agents of the Purchaser are indemnified hereunder

          (i) unless and until the aggregate of all such Claims exceeds $50,000, and then only to the extent that such aggregate exceeds such amount, or

          (ii) in excess of the fair market value of the Escrowed Shares determined at the time of the final determination or settlement of the Claim, other than, in either case, any Claim attributable to the lack of ownership of, or title to, the Assets and any Claim referred to in Section 4.01(1)(c) relating to any breach of any covenant of the Vendor contained in this Agreement.

     (5) Except to the event that the Purchaser otherwise previously consents in writing, until the Closing Date, the Vendor will use commercially reasonable efforts to preserve substantially intact in all material respects its present business organization, to maintain its existence in good standing, to keep available the services of its key officers and employees, to maintain insurance on its tangible assets and businesses in such amount and against such risks and losses as are currently in effect, to preserve its relationships with suppliers and others having significant business dealings with it and to comply in all material respects with all Applicable Laws.

     (6) The Vendor will not issue any additional shares of common stock or preferred stock prior to the Closing Date except upon the exercise of previously issued options to employees and consultants of the Vendor. The Vendor will inform the Purchaser in writing of any exercise of options and issuance of common shares.

     (7) The Vendor agrees to enter into a loan arrangement or similar arrangement with Maverick between the Effective Date and the Closing Date for purposes of funding the ongoing operations of the Vendor ("Maverick Loan").

4.02      Covenants of the Purchaser

     (1) In addition to any other provision for indemnification by the Purchaser contained in this Agreement, the Purchaser will indemnify and save harmless the Vendor and the directors, officers, employees and agents of the Vendor from and against all Claims incurred by the Vendor directly or indirectly resulting from any breach of any covenant of the Purchaser contained in this Agreement or from any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.03.

The Purchaser appoints the Vendor as the trustee for the Vendor's directors, officers, employees and agents of the covenant of the Purchaser with respect to such persons and the Vendor accepts such appointment.

     (2) The Purchaser will ensure that the representations and warranties of the Purchaser set out in Section 3.03 over which the Purchaser has reasonable control are true and correct at the Time of Closing and that the conditions of closing for the benefit of the Vendor set out in Section 5.02(1) over which the Purchaser has reasonable control have been performed or complied with by the Time of Closing.

     (3) The Purchaser will be liable for and will pay, or will cause to be paid, all transfer, land transfer, value added, ad-valorem, excise, sales, use, consumption, goods or services, harmonized sales, retail sales, social services, or other similar Taxes or duties (collectively, "Transfer Taxes") payable under any Applicable Law on or with respect to the sale and purchase of the Assets under this Agreement. The Purchaser will prepare and file any affidavits or returns required in connection with the foregoing at its own cost and expense. To the extent that any Transfer Taxes are required to be paid by or are imposed upon the Vendor, the Purchaser will reimburse, or will cause to be reimbursed, to the Vendor such Taxes within five Business Days of payment of such Taxes by the Vendor. All amounts payable by the Purchaser to the Vendor hereunder do not include Transfer Taxes.

     (4) Notwithstanding any of the other provisions of this Agreement, the Purchaser will not be liable to the Vendor or to the directors, officers, employees or agents of the Vendor in respect of

     (a) any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.03 after one year after the Closing Date, or

     (b) any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.03 or resulting from any matter from and against which the Vendor and the directors, officers, employees and agents of the Vendor are indemnified hereunder

          (i) unless and until the aggregate of all such Claims exceeds $50,000, and then only to the extent that such aggregate exceeds such amount, or

          (ii) in excess of $2,000,000 in the aggregate,

          other than, in either case, any Claim referred to in Section 4.02(1) relating to any breach of any covenant of the Purchaser contained in this Agreement.

4.03      Employees

     (1) On or before the Closing Date, the Purchaser shall, in its sole discretion, offer "at will" employment to those employees of the Vendor appearing on Schedule 4.03 (the "Designated Employees") on terms and conditions which are generally consistent with their respective employment terms and length of service with the Vendor (other than any equity-based compensation) as set out on Schedule 3.01(tt) upon which such Designated Employees are employed by the Vendor immediately prior to the Closing Date unless otherwise agreed to in writing by such Designated Employee and the Purchaser. Such offer of employment shall be effective as of the Closing Date; provided, however, that, with respect to any Designated Employee who is absent from work on the Closing Date due to illness, injury, leave of absence, short-term disability or long-term disability, such offer of employment shall be effective when such employee is fit to return to work and reports for work with the Purchaser. The Designated Employees will receive full service credit for all years of employment with the Vendor for purposes of eligibility to participate in Purchaser's benefit plans. The Designated Employees will be entitled to carry over up to an equal number of days or weeks of vacation, if so accrued by such Designated Employee, as such Designated Employee receives in his or her offer of employment from the Purchaser ("Carry Forward"). The Carry Forward provision will only apply to those Designated Employees who provide notice in writing to the Vendor at least five business days prior to the Closing Date; otherwise such accrued vacation amounts shall be paid out in full to the Designated Employee.

     (2) Subject to the provisions of Section 4.03(1), the Vendor will continue to be responsible for and will discharge all obligations and liabilities for wages, severance pay, termination pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful dismissal or other employee benefits or claims (including vacation pay accrued up to the close of business on the date immediately preceding the Closing Date) in respect of all employees of the Vendor in the Purchased Business on the close of business on the Closing Date or otherwise relating to or as a result of employment by or termination of employment from the Vendor, or as a result of, or in connection with, the consummation of the transactions contemplated hereby. The Purchaser assumes and will discharge all such obligations and liabilities accruing with respect to service as an employee of the Purchaser after the close of business on the day immediately preceding the Closing Date in respect of all former employees of the Vendor in the Purchased Business employed by the Purchaser; provided, however, that the parties acknowledge and agree that the transactions provided for in this Agreement may result in obligations on the part of the Vender and one or more of the Benefit Plans to comply with the health care continuation requirements of COBRA (as defined in Section 3.01(fff)) or state law, as applicable, and that the Purchaser and the Purchaser's benefit plans shall have no responsibility for compliance with such health care continuation requirements
(i) for qualified beneficiaries who previously elected to receive continuation coverage under the Benefit Plans or who between the date of this Agreement and the Closing Date elect to receive continuation coverage, or (ii) with respect to those employees or former employees of the Vendor who may become eligible to receive such continuation coverage on or prior to the Closing or in connection with the transactions contemplated by this Agreement.

     (3) Notwithstanding any other provision of this Agreement, the Vendor will be responsible for satisfaction of, and will indemnify and save harmless the Purchaser from and against, all Claims with respect to any employee employed or formerly employed in the Purchased Business, whether or not he or she is to be or is employed by the Purchaser pursuant to Section 4.03(1), but who is absent from work on the Closing Date due to illness, injury, leave of absence, short term disability or long term disability, until such employee is fit to return to work and reports for work with the Purchaser.

     (4) (i) The Purchaser shall not be obligated to assume, continue or maintain any of the Benefit Plans or Compensation Policies; (ii) no assets or liabilities of the Benefit Plans or Compensation Policies shall be transferred to, or assumed by, the Purchaser or the Purchaser's benefit plans; and (iii) the Vendor shall be solely responsible for funding and/or paying any benefits under any of the Benefit Plans and the Compensation Policies.

     (5) Nothing in this Agreement, express or implied, shall: (i) confer upon any employee of the Vendor, or any representative of any such employee, any rights or remedies, including any right to employment or continued employment for any period or terms of employment, of any nature whatsoever, or (ii) be interpreted to prevent or restrict the Purchaser or its Subsidiaries from modifying or terminating the employment or terms of employment of any former employee of the Vendor employed by the Purchaser, including the amendment or termination of any employee benefit or compensation plan, program or arrangement, after the Closing Date.

     (6) The Vendor shall make available to the Purchaser such personnel and similar information as the Purchaser may request with respect to any former employee of the Vendor employed by the Purchaser, including compensation and employment records.

4.04      Cooperation on Tax Matters

          The Vendor and the Purchaser will furnish or cause to be furnished to each other, each at its own expense, as promptly as practicable, such information and assistance, and provide additional information and explanations of any material provided, relating to the Assets as is reasonably necessary for the filing of any Tax Returns, for the preparation of any audit, and for the prosecution or defence of any claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to Taxes.

4.05      Tax Controversies

     (1) The Purchaser shall promptly notify Vendor upon receipt by the Purchaser or any affiliate of the Purchaser of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to the Purchased Business relating to a taxable period ending on or prior to the Closing Date for which the Vendor may be liable under this Agreement (any such inquiry, claim, assessment, audit or similar event, a "Tax Matter"). The Vendor, or the Vendor's representative, at its sole expense, shall have the authority to control the defense, compromise or other resolution of any Tax Matter, including responding to inquiries, contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, a Tax Matter; provided, however, that neither the Vendor nor any of its affiliates shall enter into any settlement of or otherwise compromise any Tax Matter that adversely affects or may adversely affect the Tax liability with respect to the Purchased Business for any period (or portion thereof) ending after the Closing Date without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld or delayed. The Vendor or the Vendor's Representative shall keep the Purchaser fully and timely informed with respect to the commencement, status and nature of any Tax Matter. The Vendor shall, in good faith, allow Purchaser, to make comments to the Vendor or the Vendor's Representative, regarding the conduct of or positions taken in any such proceeding.

     (2) Except as otherwise provided in Section 4.05(1) above, the Purchaser shall have the sole right to control any audit or examination by any taxing authority, initiate any claim for refund or amend any Tax Return, and contest, resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes of, or relating to the Purchased Business for all taxable periods; provided, however, that the Purchaser shall not, and shall cause its affiliates not to, enter into any settlement of any contest or otherwise compromise any issue with respect to the portion of a taxable period that straddles the Closing Date ending on the Closing Date without the prior written consent of the Vendor, which consent shall not be unreasonably withheld or delayed.

4.06      Amended Tax Returns

          Neither the Vendor nor any of its affiliates will file or cause to be filed any amended Tax Returns or claims for refund with respect to the Purchased Business without the prior written consent the Purchaser, which consent shall not be unreasonably withheld or delayed.

                             ARTICLE 5 - CONDITIONS

5.01      Conditions for the Benefit of the Purchaser

     (1) The sale by the Vendor and the purchase by the Purchaser of the Assets is subject to the following conditions, which are for the exclusive benefit of the Purchaser and which are to be performed or complied with at or prior to the Time of Closing:

     (a)  the representations and warranties of the Vendor set forth in Section
          3.01 will be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

     (b) the Vendor will have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Vendor at or prior to the Time of Closing;

     (c) the Purchaser will be furnished with such certificates or other instruments (including instruments of conveyance with respect to the Assets) of the Vendor or of officers of the Vendor as the Purchaser or the Purchaser's counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Vendor at or prior to the Time of Closing have been performed or complied with and that the representations and warranties of the Vendor herein given are true and correct at the Time of Closing;

     (d) there will have been obtained from all appropriate federal, provincial, municipal or other governmental or administrative bodies such other approvals or consents as are required to permit the change of ownership of the Assets contemplated hereby and to permit the Purchased Business to be carried on by the Purchaser as now conducted;

     (e) no action or proceeding in Canada or the United States will be pending or threatened by any person, government, governmental authority, regulatory body or agency to enjoin, restrict or prohibit

          (i)  the sale and purchase of the Assets contemplated hereby or

          (ii) the right of the Purchaser to conduct the Purchased Business;

     (f) no material damage by fire or other hazard to the Assets will have occurred from the date hereof to the Time of Closing;

     (g) the Purchaser and the Vendor will each have obtained all necessary approvals of their respective shareholders with respect to this Agreement and the transactions contemplated herein;

     (h) the Purchaser will have obtained all necessary regulatory approvals including the approval of the TSX and NASDAQ with respect to the Agreement and the transactions contemplated herein and the filing of any notices under the Investment Canada Act (Canada), if required;

     (i) prior to or concurrent with the Time of Closing, Maverick will have completed the private placement contemplated in the Purchase Agreement;

     (j) the Vendor will have entered into an Escrow Agreement in a form acceptable to the Vendor and Purchaser, each acting reasonably;

     (k) the Designated Employees will have signed employment contracts with the Purchaser prior to the Closing Date;

     (l) the Vendor will have executed a general conveyance agreement substantially in the form attached hereto as Schedule 5.01(1)(l);

     (m) the Vendor will have executed a letter in favour of the Purchaser with respect to the distribution of the Common Shares forming part of the Purchase Price to the Vendor's shareholders, substantially in the form attached hereto as Schedule 5.01(1)(m);

     (n) all consents identified in Schedule 5.01(1)(n) will have been obtained and shall be in full force and effect except those consents which individually or in the aggregate would not be expected to have a material adverse effect on the Purchaser's ability to conduct the Purchased Business immediately after the Closing Date;

     (o) the Vendor will have negotiated modified terms in respect of the Vendor's license agreements and/or subcontracting arrangements identified by the Purchaser, to the satisfaction of the Purchaser, acting reasonably;

     (p) all necessary steps and proceedings will have been taken to permit the Assets to be duly and regularly transferred to and registered in the name of the Purchaser;

     (q) the employment agreement entered into as of the date hereof between each of Pratap Khanwilkar and Gordon Jacobs and the Purchaser shall continue to be in full force and effect as of the Closing Date;

     (r) a consulting agreement between Dr. James Long and the Purchaser shall be executed prior to the Closing Date, substantially in the form attached as Schedule 5.01(r);

     (s) the Cash Amounts on Schedule 2.06(2) will have been agreed by the Vendor and the Purchaser; and

     (t) the form and legality of all matters incidental to the sale by the Vendor and the purchase by the Purchaser of the Assets will be subject to the approval of the Purchaser's counsel.

     (2) In case any term or covenant of the Vendor or condition to be performed or complied with for the benefit of the Purchaser at or prior to the Time of Closing has not been performed or complied with at or prior to the Time of Closing, the Purchaser, without limiting any other right that the Purchaser has, may at its sole option either:

     (a) rescind this Agreement by notice to the Vendor, and in such event the Purchaser will be released from all obligations hereunder, or

     (b) waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part;

and, if the Purchaser rescinds this Agreement pursuant to Section 5.01(2)(a), the Vendor will also be released from all obligations hereunder unless the term, covenant or condition for which the Purchaser has rescinded this Agreement was one that the Vendor had covenanted, pursuant to Section 4.01(2), to ensure had been performed or complied with, in which event the Vendor will be liable to the Purchaser for any Claims incurred by the Purchaser directly or indirectly as a result of such breach.

5.02      Conditions for the Benefit of the Vendor

     (1) The sale by the Vendor and the purchase by the Purchaser of the Assets is subject to the following conditions, which are for the exclusive benefit of the Vendor and which are to be performed or complied with at or prior to the Time of Closing:

     (a)  the representations and warranties of the Purchaser set forth in
          Section 3.03 will be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

     (b) the Purchaser will have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or prior to the Time of Closing;

     (c) prior to the Time of Closing, the Convertible Debentureholders will have converted the convertible debentures which are held by them;

     (d) prior to the Time of Closing, the Warrantholders will have converted the warrants which are held by them;

     (e) the Purchaser will have entered into the Escrow Agreement in a form acceptable to the Vendor and the Purchaser, each acting reasonably;

     (f) the Purchaser and the Vendor each will have obtained all necessary approvals of their respective shareholders in respect of this Agreement and the transactions contemplated herein;

     (g) the Purchaser will have obtained all necessary regulatory approvals including the approval of the TSX and NASDAQ with respect to the Agreement and the transactions contemplated herein;

     (h) the Cash Amounts on Schedule 2.06(2) will have been agreed by the Vendor and the Purchaser; and

     (i) the Vendor will be furnished with such certificates or other instruments of the Purchaser or of officers of the Purchaser as the Vendor or the Vendor's counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Purchaser at or prior to the Time of Closing have been performed or complied with and that the representations and warranties of the Purchaser herein given are true and correct at the Time of Closing.

     (2) In case any term or covenant of the Purchaser or condition to be performed or complied with for the benefit of the Vendor at or prior to the Time of Closing has not been performed or complied with at or prior to the Time of Closing, the Vendor, without limiting any other right that the Vendor has, may at its sole option either:

     (a) rescind this Agreement by notice to the Purchaser, and in such event the Vendor will be released from all obligations hereunder, or

     (b) waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part and, if the Vendor rescinds this Agreement pursuant to Section 5.02(2)(a), the Purchaser will also be released from all obligations hereunder unless the term, covenant or condition for which the Vendor has rescinded this Agreement was one that the Purchaser had covenanted, pursuant to Section 4.02(2), to ensure had been performed or complied with, in which event the Purchaser will be liable to the Vendor for any Claims incurred by the Vendor directly or indirectly as a result of such breach.

                        ARTICLE 6 - CLOSING ARRANGEMENTS

6.01      Closing

          The sale and purchase of the Assets will be completed at the Time of Closing at the offices of McCarthy Tetrault LLP, 40 Elgin Street, Suite 1400, Ottawa, Ontario K1P 5K6 or such other location(s) as the parties may determine.

6.02      Examination of Records and Assets

     (1) The Vendor will forthwith make available to the Purchaser and its authorized representatives all data bases recorded or stored by means of any device, including in electronic form, title documents, abstracts of title, deeds, surveys, leases, certificates of trade marks and copyrights, contracts and commitments in its possession or under its control relating to any of the Assets or the Purchased Business. The Vendor will forthwith make available to the Purchaser and its authorized representatives for examination all books of account and accounting records relating to the Purchased Business. The Vendor will, if reasonably requested, provide copies, at the cost of the Purchaser, of the following records maintained in connection with the Purchased Business: financial statements, records of past sales, customer lists, supplier lists, payroll records, inventory data, inventory master records and accounts receivable data. The Vendor will give the Purchaser and its authorized representatives every reasonable opportunity to have access to and to inspect the Assets. The exercise of any rights of access or inspection by or on behalf of the Purchaser under this Section 6.02(1) will not affect or mitigate the covenants, representations and warranties of the Vendor in this Agreement which will continue in full force and effect.

     (2) At the Time of Closing the Vendor will deliver to the Purchaser all of the documents referred to in Section 6.02(1). The Purchaser will preserve the documents so delivered for a period of six years from the Closing Date, or for such other period as is required by any Applicable Law, and will permit the Vendor and its authorized representatives reasonable access thereto in connection with the affairs of the Vendor, but the Purchaser will not be responsible or liable to the Vendor for or as a result of any loss or destruction of or damage to any such documents.

     (3) Both prior to the Closing Date and, if the sale and purchase of the Assets hereunder fails to occur for whatever reason, thereafter the Purchaser will not disclose to anyone or use for its own or for any purpose other than the purpose contemplated by this Agreement any confidential information concerning the Vendor or the Purchased Business obtained by the Purchaser pursuant hereto, will hold all such information in the strictest confidence and, if the sale and purchase of the Assets hereunder fails to occur for whatever reason, will return all documents, records and all other information or data relating to the Vendor or to the Purchased Business which the Purchaser obtained pursuant to this Agreement.

     (4) From and after the Closing Date the Vendor will not disclose to anyone or use for any purpose any confidential information concerning the Purchased Business purchased by the Purchaser pursuant to this Agreement and will hold all such information in the strictest confidence.

6.03      Transfer of Possession

     (1) During the Interim Period the Purchased Business will be managed and operated by the Vendor in the usual and ordinary course of business for the account of the Purchaser and the Purchaser will be entitled to inspect all operations of the Purchased Business during the Interim Period. Any monies received by the Vendor from the Maverick Loan will be used solely for such purposes. All acts and proceedings taken by the Vendor in the management and operation of the Purchased Business from the date hereof involving a commitment in excess of $30,000 and/or any payment in excess of $30,000, including for greater certainty any arrangements or agreements with respect to the Maverick Loan, made by the Vendor during the Interim Period, will be subject to the prior approval of the Purchaser, which approval will not be unreasonably withheld. The Purchaser will be entitled to the income and profits in connection with the Purchased Business during the Interim Period and the Vendor will account to the Purchaser for all receipts, money, profits, benefits and advantages derived by or accruing to the Vendor from the Purchased Business during the Interim Period.

     (2) If the sale and purchase of the Assets provided for herein is not completed and closed in accordance with the terms and conditions hereof, then the Vendor will be under no obligation to account to the Purchaser for the receipts, money, profits, benefits and advantages derived by or accruing to the Vendor from the Purchased Business during the Interim Period as referred to in
Section 6.03(1) and the Purchaser will be released from its obligation to assume, fulfil and perform the obligations and liabilities of the Vendor accruing after the close of business on the day before the Effective Date pursuant to Section 2.04.

6.04      Risk of Loss

     (1) Until the Time of Closing the Assets will remain at the risk of the Vendor. The Vendor will maintain all risk insurance in respect of loss or damage to or any other casualty in respect of the Assets which provides for loss settlement on a replacement cost basis if the Assets are repaired or replaced and on an actual cash value basis if the Assets are not repaired or replaced. The Vendor will also maintain all risk business interruption insurance with respect to any such loss, damage or other casualty. In the event of any loss, damage or claim in respect of any risk for which insurance is to be carried as aforesaid arising before the Time of Closing the Purchaser, as an additional condition of closing, will be entitled to be satisfied that the insurers have accepted the claim of the Vendor for payment in accordance with the terms of the policies. If any destruction or damage occurs to the Assets on or before the Time of Closing or if any or all of the Assets are appropriated, expropriated or seized by governmental or other lawful authority on or before the Time of Closing, the Vendor will forthwith give notice thereof to the Purchaser and the Purchaser will have the option, exercisable by notice to the Vendor on or before the Time of Closing

     (a) to reduce the Purchase Price by an amount equal to the proceeds of insurance (and, if any such policy provided for a deductible amount, by an amount equal to such deductible amount) or compensation for destruction or damage or appropriation, expropriation or seizure and business interruption with respect thereto (in this Section 6.04 referred to as the "Proceeds"), and to complete the purchase or

     (b) to complete the purchase without reduction of the Purchase Price, in which event all Proceeds will be payable to the Purchaser and all right and claim of the Vendor to any such amounts not paid by the Closing Date will be assigned to the Purchaser.

     (2)  If the Purchaser elects to reduce the Purchase Price pursuant to
Section 6.04(1)(a), the Vendor and the Purchaser will at the Time of Closing determine the amount of the reduction to the extent that it is then determinable and will undertake to adjust such amount after the Closing Date, if necessary.

                              ARTICLE 7 - GENERAL

7.01      Indemnification

          Except as provided in Section 4.05, the obligations of the Vendor and the Purchaser under this Agreement to indemnify and save harmless the other and its directors, officers, employees and agents are, in the case of any Claim by a third party, conditional upon the party that is otherwise entitled to be indemnified (the "Indemnitee") giving prompt notice to the other (the "Indemnitor") of such Claim and permitting the Indemnitor at its expense to participate in all negotiations relating thereto, to assume the defence of any action or proceeding relating thereto and to determine (with the Indemnitee, acting reasonably) whether any settlement should be made with respect thereto; provided that if, in the sole opinion of the Indemnitee, the interests of the Indemnitee are different from those of the Indemnitor in connection with such Claim, the Indemnitee will have the right, at the Indemnitor's expense, to defend its own interests provided that any settlement of such Claim is on terms and conditions approved by the Indemnitor, acting reasonably. If the Indemnitor does not defend any Claim, the Indemnitee will have the right to do so on its own behalf and on behalf of the Indemnitor at the expense of the Indemnitor.

7.02      Further Assurances

          Each of the Vendor and the Purchaser will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

7.03      Time of the Essence

          Time is of the essence of this Agreement.

7.04      Fees and Commissions

          Each of the Vendor and the Purchaser will pay its respective legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred and will indemnify and save harmless the other from and against any Claim for any broker's, finder's or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions under this Agreement.

7.05      Public Announcements

          Except as required by law, no public announcement or press release concerning the sale and purchase of the Assets may be made by the Vendor or the Purchaser without the prior consent and joint approval of the Vendor and the Purchaser.

7.06      Benefit of the Agreement

          This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

7.07      Entire Agreement

          This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

7.08      Amendments and Waivers

          No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

7.09      Assignment

          This Agreement may not be assigned by the Vendor without the written consent of the Purchaser but may be assigned by the Purchaser without the consent of the Vendor to an Affiliate of the Purchaser, as determined by the provisions of the Business Corporations Act

(Ontario), provided that such Affiliate enters into a written agreement with the Vendor to be bound by the provisions of this Agreement in all respects and to the same extent as the Purchaser is bound and provided that the Purchaser will continue to be bound by all the obligations hereunder as if such assignment had not occurred and perform such obligations to the extent that such Affiliate fails to do so.

7.10      Notices

          Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

          To the Vendor:

          MedQuest Products, Inc.
          4750 Wiley Post Way, Suite 120
          Salt Lake City, Utah, 84116

          Fax No.:       801-355-7622

          Attention:     President

          with a copy to:

          Holland & Hart LLP
          60 East South Temple, Suite 2000
          Salt Lake City, Utah 84111

          Fax No.:  801-364-9124

          Attention:     Gregory E. Lindley

          To the Purchaser:

          World Heart Corporation
          7799 Pardee Lane
          Oakland, California, 94621

          Fax No.:       510-563-4800

          Attention:     President
          with a copy to:

          McCarthy Tetrault LLP
          40 Elgin Street, Suite 1400
          Ottawa, Ontario, K1P 5K6

          Fax No: 613-563-9386

          Attention: Virginia K. Schweitzer

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the third Business Day following the deposit thereof in the mail and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by electronic communication.

7.11      Remedies Cumulative

          The right and remedies of the parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled.

7.12      No Third Party Beneficiaries

          Except as provided in Sections 4.01(1), 4.02(1), 7.01 and 7.06, this Agreement is solely for the benefit of

     (a) the Vendor and its successors and permitted assigns, with respect to the obligations of the Purchaser under this Agreement, and

     (b) the Purchaser, and its successors and permitted assigns, with respect to the obligations of the Vendor under this Agreement and this Agreement will not be deemed to confer upon or give to any other person any remedy, claim, liability, reimbursement, cause of action or other right.

7.13      Governing Law; Consent to Jurisdiction; WAIVER OF JURY TRIAL

     This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the choice of law principles thereof. The parties irrevocably submit to the non-exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgement relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on the parties anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. The parties irrevocably consent to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. The parties irrevocably waive any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. THE PARTIES WAIVE ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

7.14      Counterparts

          This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

7.15      Facsimiles

          Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

          IN WITNESS WHEREOF the parties have executed this Agreement.

                                        WORLD HEART CORPORATION

                                        Per: /s/ Jal S. Jassawalla
                                             -----------------------------------
                                             Jal S. Jassawalla,
                                             President and CEO

                                        MEDQUEST PRODUCTS, INC.

                                        Per: /s/ Pratap Khanwilkar,
                                             -----------------------------------
                                             Pratap Khanwilkar
                                             President and CEO               c/s

                                TABLE OF CONTENTS


ARTICLE 1 - INTERPRETATION....................................................1
         1.01     Definitions.................................................1
         1.02     Headings....................................................5
         1.03     Extended Meanings...........................................5
         1.04     Statutory References........................................6
         1.05     Currency....................................................6
         1.06     Schedules...................................................6
         1.07     Knowledge...................................................8

ARTICLE 2 - SALE AND PURCHASE.................................................8
         2.01     Assets to be Sold and Purchased.............................8
         2.02     Purchase Price.............................................10
         2.03     Property Taxes.............................................10
         2.04     Assumption of Obligations and Liabilities..................11
         2.05     Assumption of Existing Obligations and Liabilities.........11
         2.06     Obligations and Liabilities Not Assumed....................11
         2.07     Non-Assignable Contracts and Commitments...................11

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES...................................12
         3.01     Vendor's Representations and Warranties....................12
         3.02     Survival of Vendor's Representations, Warranties and
                  Covenants..................................................24
         3.03     Purchaser's Representations and Warranties.................24
         3.04     Survival of Purchaser's Representations, Warranties and
                  Covenants..................................................28

ARTICLE 4 - COVENANTS........................................................28
         4.01     Covenants of the Vendor....................................28
         4.02     Covenants of the Purchaser.................................30
         4.03     Employees..................................................31
         4.04     Cooperation on Tax Matters.................................33
         4.05     Tax Controversies..........................................33
         4.06     Amended Tax Returns........................................34

ARTICLE 5 - CONDITIONS.......................................................34
         5.01     Conditions for the Benefit of the Purchaser................34
         5.02     Conditions for the Benefit of the Vendor...................36

ARTICLE 6 - CLOSING ARRANGEMENTS.............................................38
         6.01     Closing....................................................38
         6.02     Examination of Records and Assets..........................38
         6.03     Transfer of Possession.....................................39
         6.04     Risk of Loss...............................................39

ARTICLE 7 - GENERAL..........................................................40
         7.01     Indemnification............................................40
         7.02     Further Assurances.........................................40

         7.03     Time of the Essence........................................41
         7.04     Fees and Commissions.......................................41
         7.05     Public Announcements.......................................41
         7.06     Benefit of the Agreement...................................41
         7.07     Entire Agreement...........................................41
         7.08     Amendments and Waivers.....................................41
         7.09     Assignment.................................................41
         7.10     Notices....................................................42
         7.11     Remedies Cumulative........................................43
         7.12     No Third Party Beneficiaries...............................43
         7.13     Governing Law; Consent to Jurisdiction; WAIVER OF JURY
                  TRIAL......................................................44
         7.14     Counterparts...............................................44
         7.15     Facsimiles.................................................44

                                                                          Item 1

                               PURCHASE AGREEMENT


          THIS PURCHASE AGREEMENT ("Agreement") is made and entered into as of the 31st day of January, 2005 by and among World Heart Corporation, a corporation incorporated under the laws of the Province of Ontario, Canada (the "Company"), and Maverick Venture Management, LLC, a limited liability corporation incorporated under the laws of Nevada (the "Investor").

                                    Recitals

          A. The Company and the Investor are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Regulation D ("Regulation D"), as promulgated by the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended; and

          B. The Investor wishes to purchase from the Company, and the Company wishes to sell and issue to the Investor, upon the terms and conditions stated in this Agreement, 8,888,889 common shares of the Company, at a price of US$1.35 per share for an aggregate purchase price of $12,000,000; and

          C. Contemporaneous with the sale of the Common Stock the parties hereto will execute and deliver a Registration Rights Agreement, in the form attached hereto as Exhibit B (the "Registration Rights Agreement"), pursuant to which the Company will agree to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and applicable state securities laws.

          In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     1. Definitions. In addition to those terms defined above and elsewhere in this Agreement, for the purposes of this Agreement, the following terms shall have the meanings here set forth:

          "Affiliate" means, with respect to any Person, any other Person which directly or indirectly Controls, is controlled by, or is under common control with, such Person.

          "Business Day" means a day, other than a Saturday or Sunday, on which banks in New York City, New York, Ottawa, Ontario and Salt Lake City, Utah are open for the general transaction of business.

          "Common Stock" means the common shares of the Company, and any securities into which the common shares may be reclassified.

          "Company's Knowledge" means the actual knowledge of the named officers of the Company as set forth in Schedule 1.1.

          "Confidential Information" means trade secrets, confidential information and know-how (including but not limited to ideas, formulae, compositions, processes, procedures and techniques, research and development information, computer program code, performance specifications, support documentation, drawings, specifications, designs, business and marketing plans, and customer and supplier lists and related information).

          "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

          "Dollars" or "$" means United States dollars.

          "Intellectual Property" means all of the following: (i) patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice); (ii) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans and Internet domain names, together with all goodwill associated with each of the foregoing;
(iii) copyrights and copyrightable works; (iv) registrations, applications and renewals for any of the foregoing; and (v) proprietary computer software (including but not limited to data, data bases and documentation).

          "Material Adverse Effect" means a material adverse effect on (i) the assets, liabilities, results of operations, condition (financial or otherwise), business, or prospects of the Company and its Subsidiaries taken as a whole, or
(ii) the ability of the Company to perform its obligations under the Transaction Documents.

          "Maverick Shares" has the meaning set forth in Section 5.11.

          "MedQuest" means MedQuest Products, Inc.

          "MedQuest Purchase Agreement" means the asset purchase agreement between the Company and MedQuest dated as of January 31, 2005.

          "NASDAQ" means the NASDAQ Stock Market, its successors and assigns.

          "Person" means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

          "Purchase Price" means $12,000,000.

          "SEC Filings" has the meaning set forth in Section 4.6.

          "Shares" means the shares of Common Stock being purchased by the Investor hereunder.

          "Subsidiary" has the meaning set forth in Section 4.1.

          "Transaction Documents" means this Agreement and the Registration Rights Agreement.

          "TSX" means the Toronto Stock Exchange and its successors and assigns.

          "1933 Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

          "1934 Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     2. Purchase and Sale of the Shares. Subject to the terms and conditions of this Agreement, on the Closing Date, the Investor shall purchase, and the Company shall sell and issue to the Investor, the Shares in exchange for the Purchase Price as specified in Section 3 below.

     3. Closing. Upon confirmation that the other conditions to closing specified herein have been satisfied, the Company shall deliver to Holland & Hart LLP, in trust, a certificate or certificates, registered in the name of the Investor representing the Shares, to be held for release to the Investor only upon payment of the Purchase Price to the Company. Upon receipt by Holland & Hart LLP of the certificate, the Investor shall promptly cause a wire transfer in same day funds to be sent to the account of the Company as instructed in writing by the Company, in an amount representing the Purchase Price. On the date (the "Closing Date") the Company receives such funds, the certificates evidencing the Shares shall be released to the Investor (the "Closing"). The purchase and sale of the Shares shall take place at the offices of McCarthy Tetrault LLP, 40 Elgin Street, Suite 1400, Ottawa, Ontario, K1P 5K6, or at such other location and on such other date as the Company and the Investor shall mutually agree.

     4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor that, except as set forth in the schedules delivered herewith (collectively, the "Disclosure Schedules"):

          4.1 Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now conducted and to own its properties. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property makes such qualification or leasing necessary unless the failure to so qualify has not and could not reasonably be expected to have a Material Adverse Effect. The Company's subsidiaries are reflected on Schedule
4.1 hereto (the "Subsidiaries").

          4.2 Authorization. The Company has full power and authority and has taken all requisite action on the part of the Company, its officers and directors necessary for (i) the authorization, execution and delivery of the Transaction Documents, (ii) authorization of the performance of all obligations of the Company hereunder or thereunder, and (iii) the authorization, issuance (or reservation for issuance) and delivery of the Shares. The Transaction Documents constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors' rights generally.

          4.3 Capitalization. Schedule 4.3 sets forth (a) the authorized capital stock of the Company on the date hereof; (b) the number of shares of capital stock issued and outstanding; (c) the number of shares of capital stock issuable pursuant to the Company's stock option plans; and (d) the number of shares of capital stock issuable and reserved for issuance pursuant to securities (other than the Shares) exercisable for, or convertible into or exchangeable for any shares of capital stock of the Company. All of the issued and outstanding shares of the Company's capital stock have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights and were issued in full compliance with applicable law and any rights of third parties. All of the issued and outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights, were issued in full compliance with applicable law and any rights of third parties and are owned by the Company, beneficially and of record, subject to no lien, encumbrance or other adverse claim. No Person is entitled to pre-emptive or similar statutory or contractual rights with respect to any securities of the Company. Except as described on Schedule 4.3, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company or any of its Subsidiaries is or may be obligated to issue any equity securities of any kind and except as contemplated by this Agreement, neither the Company nor any of its Subsidiaries is currently in negotiations for the issuance of any equity securities of any kind. Except as described on Schedule 4.3 and except for the Registration Rights Agreement, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the securityholders of the Company relating to the securities of the Company held by them. Except as described on Schedule 4.3, the Company has not granted any Person the right to require the Company to register any securities of the Company under the 1933 Act, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other Person.

          Schedule 4.3 sets forth a true and complete table setting forth the pro forma capitalization of the Company on a fully diluted basis giving effect to (i) the issuance of the Shares, (ii) any adjustments in other securities resulting from the issuance of the Shares, and (iii) the exercise or conversion of all outstanding securities. Except as described on Schedule 4.3, the issuance and sale of the Shares hereunder will not obligate the Company to issue shares of Common Stock or other securities to any other Person (other than the Investor) and will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding security.

          The Company does not have outstanding shareholder purchase rights or any similar arrangement in effect giving any Person the right to purchase any equity interest in the Company upon the occurrence of certain events except those contemplated in the MedQuest Purchase Agreement.

          4.4 Valid Issuance. The Shares have been duly and validly authorized and, when issued and paid for pursuant to this Agreement, will be validly issued, fully paid and nonassessable, and shall be free and clear of all encumbrances and restrictions, except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws.

          4.5 Consents. The execution, delivery and performance by the Company of the Transaction Documents and the offer, issuance and sale of the Shares require no consent of, action by or in respect of, or filing with, any Person, governmental body, agency, or official other than (i) approvals required to be obtained by the TSX and NASDAQ, all of which shall be obtained and shall be in full force and effect prior to the Closing, (ii) approval by shareholders of the Company, (iii) completion of the transactions contemplated by the MedQuest Purchase Agreement simultaneously with the sale of the Shares, and (iv) filings that have been made pursuant to applicable securities laws and post-sale filings pursuant to applicable state, federal and provincial securities laws which the Company undertakes to file within the applicable time periods. The Company has taken all action necessary to exempt (i) the issuance and sale of the Shares, and (ii) the other transactions contemplated by the Transaction Documents from the provisions of any anti-takeover, business combination or control share law or statute binding on the Company or to which the Company or any of its assets and properties may be subject or any provision of the Company's Articles of Incorporation, By-laws or any shareholder rights agreement that is or could become applicable to the Investor as a result of the transactions contemplated hereby, including without limitation, the issuance of the Shares and the ownership, disposition or voting of the Shares by the Investor or the exercise of any right granted to the Investor pursuant to this Agreement or the other Transaction Documents.

          4.6 Delivery of SEC Filings; Business. The Company has provided the Investor with copies of the Company's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2003 (the "40-F"), and all other reports filed by the Company pursuant to the 1934 Act since the filing of the 40-F and prior to the date hereof (collectively, the "SEC Filings"). The SEC Filings are the only filings required of the Company pursuant to the 1934 Act for such period. The Company and its Subsidiaries are engaged only in the business described in the SEC Filings and as of their respective dates the SEC Filings contain a complete and accurate description in all material respects of the business of the Company and its Subsidiaries, taken as a whole.

          4.7 Use of Proceeds. The proceeds of the sale of the Shares hereunder shall be used by the Company for working capital and general corporate purposes.

          4.8 No Material Adverse Change. Since December 31, 2003, except as identified and described in the SEC Filings or as described on Schedule 4.8, there has not been:

               (i) any change in the consolidated assets, liabilities, financial condition or operating results of the Company from that reflected in the financial statements included in the 40-F, except for changes in the ordinary course of business which have not and could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate;

               (ii) any declaration or payment of any dividend, or any authorization or payment of any distribution, on any of the capital stock of the Company, or any redemption or repurchase of any securities of the Company;

               (iii) any material damage, destruction or loss, whether or not covered by insurance to any assets or properties of the Company or its Subsidiaries;

               (iv) any waiver, not in the ordinary course of business, by the Company or any Subsidiary of a material right or of a material debt owed to it;

               (v) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company or a Subsidiary, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Company and its Subsidiaries taken as a whole (as such business is presently conducted and as it is proposed to be conducted);

               (vi) any change or amendment to the Company's Articles of Incorporation or by-laws, or material change to any material contract or arrangement by which the Company or any Subsidiary is bound or to which any of their respective assets or properties is subject;

               (vii) any material labor difficulties or labor union organizing activities with respect to employees of the Company or any Subsidiary;

               (viii) any transaction entered into by the Company or a Subsidiary other than in the ordinary course of business;

               (ix) the loss of the services of any key employee, or material change in the composition or duties of the senior management of the Company or any Subsidiary;

               (x) the loss or threatened loss of any customer which has had or could reasonably be expected to have a Material Adverse Effect; or

               (xi) any other event or condition of any character that has had or could reasonably be expected to have a Material Adverse Effect.

          4.9 SEC Filings. At the time of filing thereof, the SEC Filings complied as to form in all material respects with the requirements of the 1934 Act and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

          4.10 No Conflict, Breach, Violation or Default. The execution, delivery and, subject to receipt of approval by the shareholders of the Company, performance of the Transaction Documents by the Company and the issuance and sale of the Shares will not conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under (i) the Company's Articles of Incorporation or the Company's Bylaws, both as in effect on the date hereof (copies of which have been provided to the Investor before the date hereof), or (ii)(a) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company, any Subsidiary or any of their respective assets or properties, or (b) any agreement or instrument to which the Company or any Subsidiary is a party or by which the Company or a Subsidiary is bound or to which any of their respective assets or properties is subject.

          4.11 Tax Matters. The Company and each Subsidiary has timely prepared and filed all material tax returns required to have been filed by the Company or such Subsidiary with all appropriate governmental agencies and timely paid all taxes shown thereon or otherwise owed by it. The charges, accruals and reserves on the books of the Company in respect of taxes for all fiscal periods are adequate in all material respects, and there are no material unpaid assessments against the Company or any Subsidiary nor, to the Company's Knowledge, any basis for the assessment of any additional taxes, penalties or interest for any fiscal period or audits by any federal, state, local or provincial taxing authority except for any assessment which is not material to the Company and its Subsidiaries, taken as a whole. All material taxes and other assessments and levies that the Company or any Subsidiary is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper governmental entity or third party when due. There are no tax liens or claims pending or, to the Company's Knowledge, threatened against the Company or any Subsidiary or any of their respective assets or property. Except as described on
Schedule 4.11, there are no outstanding tax sharing agreements or other such arrangements between the Company and any Subsidiary or other corporation or entity.

          4.12 Title to Properties. Except as disclosed in the SEC Filings or as described on Schedule 4.12, the Company and each Subsidiary has good and marketable title to all real properties and all other properties and assets owned by it, in each case free from liens, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or currently planned to be made thereof by them; and except as disclosed in the SEC Filings, the Company and each Subsidiary holds any leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or currently planned to be made thereof by them.

          4.13 Certificates, Authorities and Permits. The Company and each Subsidiary possess adequate certificates, authorities or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by it, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that, if determined adversely to the Company or such Subsidiary, could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate.

          4.14 No Labor Disputes. No material labor dispute with the employees of the Company or any Subsidiary exists or, to the Company's Knowledge, is imminent.

          4.15 Intellectual Property.

               (a) All Intellectual Property of the Company and its Subsidiaries is currently in compliance with all legal requirements (including timely filings, proofs and payments of fees) and is valid and enforceable. To the Company's Knowledge, no Intellectual Property of the Company or its Subsidiaries which is material to the conduct of Company's and each of its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted has been or is now involved in any cancellation, dispute or litigation, and, to the Company's Knowledge, no such action is threatened. To the Company's Knowledge, no material patent of the Company or its Subsidiaries has been or is now involved in any interference, reissue, re-examination or opposition proceeding.

               (b) All of the licenses and sublicenses and consent, royalty or other agreements concerning Intellectual Property which are material to the conduct of the Company's and each of its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted to which the Company or any Subsidiary is a party or by which any of their assets are bound (other than generally commercially available, non-custom, off-the-shelf software application programs having a retail acquisition price of less than $10,000 per license) (collectively, "License Agreements") are valid and binding obligations of the Company or its Subsidiaries that are parties thereto and, to the Company's Knowledge, the other parties thereto, enforceable in accordance with their terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally, and there exists no event or condition which will result in a material violation or breach of or constitute (with or without due notice or lapse of time or both) a default by the Company or any of its Subsidiaries under any such License Agreement.

               (c) The Company and its Subsidiaries own or have the valid right to use all of the Intellectual Property that is material to the conduct of the Company's and each of its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted and for the ownership, maintenance and operation of the Company's and its Subsidiaries' properties and assets, free and clear of all liens, encumbrances, adverse claims or obligations to license all such owned Intellectual Property and Confidential Information, other than licenses entered into in the ordinary course of the Company's and its Subsidiaries' businesses. The Company and its Subsidiaries have a valid and enforceable right to use all third party Intellectual Property and Confidential Information used or held for use in the respective businesses of the Company and its Subsidiaries.

               (d) To the Company's Knowledge, the conduct of the Company's and its Subsidiaries' businesses as currently conducted does not infringe or otherwise impair or conflict with (collectively, "Infringe") any Intellectual Property rights of any third party or any confidentiality obligation owed to a third party, and the Intellectual Property and Confidential Information of the Company and its Subsidiaries which are material to the conduct of Company's and each of its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted are not being Infringed by any third party. There is no litigation or order pending or outstanding or, to the Company's Knowledge, threatened or imminent, that seeks to limit or challenge or that concerns the ownership, use, validity or enforceability of any Intellectual Property or Confidential

Information of the Company and its Subsidiaries and the Company's and its Subsidiaries' use of any Intellectual Property or Confidential Information owned by a third party, and, to the Company's Knowledge, there is no valid basis for the same.

               (e) The consummation of the transactions contemplated hereby will not result in the alteration, loss, impairment of or restriction on the Company's or any of its Subsidiaries' ownership or right to use any of the Intellectual Property or Confidential Information which is material to the conduct of the Company's and each of its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted.

               (f) The Company and its Subsidiaries have taken reasonable steps to protect the Company's and its Subsidiaries' rights in their Intellectual Property and Confidential Information. Each employee, consultant and contractor who has had access to Confidential Information which is material to the conduct of the Company's and each of its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted has either (i) executed an agreement to maintain the confidentiality of such Confidential Information; (ii) executed appropriate agreements that are substantially consistent with the Company's standard forms thereof or (iii) undertaken similar safeguards to protect and preserve the confidentiality of all Confidential Information. Except under confidentiality obligations, to the Company's Knowledge there has been no material disclosure of any of the Company's or its Subsidiaries' Confidential Information to any third party.

          4.16 Environmental Matters. Neither the Company nor any Subsidiary is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, "Environmental Laws"), owns or operates any real property contaminated with any substance that is subject to any Environmental Laws, is liable for any off-site disposal or contamination pursuant to any Environmental Laws, and is subject to any claim relating to any Environmental Laws, which violation, contamination, liability or claim has had or could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate; and to the Company's Knowledge there is no pending or threatened investigation that might lead to such a claim.

          4.17 Litigation. Except as described on Schedule 4.17, there are no pending actions, suits or proceedings against or affecting the Company, its Subsidiaries or any of its or their properties; and to the Company's Knowledge, no such actions, suits or proceedings are threatened or contemplated.

          4.18 Financial Statements. The financial statements included in each SEC Filing present fairly, in all material respects, the consolidated financial position of the Company as of the dates shown and its consolidated results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis (except as may be disclosed therein or in the notes thereto). Except as set forth in the financial statements of the Company included in the SEC Filings filed prior to the date hereof or as described on Schedule 4.18, neither the Company nor any of its Subsidiaries has incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect.

          4.19 Insurance Coverage. The Company and each Subsidiary maintains in full force and effect insurance coverage that is customary for comparably situated companies for the business being conducted and properties owned or leased by the Company and each Subsidiary, and the Company reasonably believes such insurance coverage to be adequate against all liabilities, claims and risks against which it is customary for comparably situated companies to insure, other than as described in Schedule 4.19.

          4.20 Brokers and Finders. No Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company, any Subsidiary or the Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company.

          4.21 No Directed Selling Efforts or General Solicitation. Neither the Company nor any Person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) under the 1933 Act in connection with the offer or sale of any of the Shares.

          4.22 No Integrated Offering. Neither the Company nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on Section 4(2) of the 1933 Act for the exemption from registration for the transactions contemplated hereby or would require registration of the Shares under the 1933 Act.

          4.23 Private Placement. The offer and sale of the Shares to the Investor as contemplated hereby is exempt from the registration requirements of the 1933 Act.

     5. Representations and Warranties of the Investor. The Investor hereby represents and warrants to the Company that:

          5.1 Organization and Existence. The Investor is a validly existing limited liability company and has all requisite limited liability company power and authority to invest in the Shares pursuant to this Agreement.

          5.2 Authorization. The execution, delivery and performance by the Investor of the Transaction Documents to which the Investor is a party have been duly authorized and will each constitute the valid and legally binding obligation of the Investor, enforceable against the Investor in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors' rights generally.

          5.3 Purchase Entirely for Own Account. The Shares to be received by the Investor hereunder will be acquired for the Investor's own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the 1933 Act. The Investor is not a registered broker dealer or an entity engaged in the business of being a broker dealer.

          5.4 Investment Experience. The Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Shares and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

          5.5 Disclosure of Information. The Investor has had an opportunity to receive all additional information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Shares. The Investor acknowledges receipt of copies of the SEC Filings. Neither such inquiries nor any other due diligence investigation conducted by the Investor shall modify, amend or affect the Investor's right to rely on the Company's representations and warranties contained in this Agreement.

          5.6 Restricted Shares. The Investor understands that the Shares are characterized as "restricted securities" under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the 1933 Act only in certain limited circumstances.

          5.7 Legends. It is understood that, except as provided below, certificates evidencing such Shares may bear the following or any similar legend:

               (a) THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY
(A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 903 or 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF APPLICABLE (C) INSIDE THE UNITED STATES (1) PURSUANT TO THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAW OR (2) IN A TRANSACTION THAT DOES NOT OTHERWISE REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAW, PROVIDED THE HOLDER HAS FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING TO THAT EFFECT IN FORM AND SUBSTANCE, REASONABLY SATISFACTORY TO THE COMPANY, OR (3) PURSUANT TO A REGISTRATION STATEMENT PURSUANT TO THE U.S. SECURITIES ACT.

               (b) THE HOLDER, BY ITS ACCEPTANCE OF THIS SECURITY, REPRESENTS, ACKNOWLEDGES, AND AGREES THAT IT WILL NOT AND WILL NOT BE ENTITLED TO, DIRECTLY OR INDIRECTLY, SELL OR TRANSFER THE SECURITIES INTO CANADA OR TO RESIDENTS OF CANADA, EXCEPT IN COMPLIANCE WITH APPLICABLE CANADIAN SECURITIES LAWS. NO SALE OR TRANSFER INTO CANADA OR TO A CANADIAN RESIDENT WILL BE REGISTERED BY THE COMPANY'S TRANSFER AGENT AND ANY ATTEMPT TO EFFECT SUCH A TRANSFER IS INVALID UNLESS MADE IN COMPLIANCE WITH THE ABOVE-NOTED RESTRICTIONS. UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [FOUR MONTHS PLUS ONE DAY FROM THE DATE OF ISSUANCE].

               (c) THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CAN NOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.

          If required by the authorities of any state in connection with the issuance of sale of the Shares, the legend required by such state authority.

          Upon the earlier of (i) registration for resale pursuant to the Registration Rights Agreement and receipt by the Company of the Investor's written confirmation that such Shares will not be disposed of except in compliance with the prospectus delivery requirements of the 1933 Act or (ii) Rule 144(k) becoming available, the Company shall, upon the Investor's written request, promptly cause certificates evidencing the Shares to be replaced with certificates which do not bear the restrictive legend set forth in paragraph (a) above. From and after the anniversary of four months and one day of the Closing, the Company shall, upon the Investor's written request, promptly cause certificates evidencing the Shares to be replaced with certificates which do not bear the restrictive legend set forth in paragraph (b) above.

          5.8 Accredited Investor. The Investor is an accredited investor as defined in Rule 501(a) of Regulation D, as amended, under the 1933 Act.

          5.9 No General Solicitation. The Investor did not learn of the investment in the Shares as a result of any public advertising or general solicitation.

          5.10 Brokers and Finders. No Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company, any Subsidiary or the Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Investor.

          5.11 Ownership of Stock of MedQuest Products, Inc. The Investor is the registered and beneficial owner of 105,179 shares of common stock of MedQuest representing 82.43% of the issued and outstanding common shares of MedQuest and 6,675,782 shares of preferred stock of

MedQuest representing 100% of the issued and outstanding preferred shares of MedQuest and, together, 99.67% of the issued and outstanding voting shares of MedQuest (collectively, the "Maverick Shares").

          5.12 No Company Representations and Warranties with respect to MedQuest. The Investor acknowledges that the Company will acquire all of the assets of MedQuest pursuant to the MedQuest Purchase Agreement, a copy of which has been delivered to the Investor; and the Investor acknowledges that none of the representations and warranties and covenants of the Company herein shall include any representations, warranty or covenant with respect to the assets, business or any other matter related to MedQuest.

     6.   Conditions to Closing.

          6.1 Conditions to the Investor's Obligations. The obligation of the Investor to purchase the Shares at the Closing is subject to the fulfillment to the Investor's satisfaction, on or prior to the Closing Date, of the following conditions, any of which may be waived by the Investor agreeing hereunder to purchase a majority of the Shares (the "Investor"):

               (a)  The representations and warranties made by the Company in
Section 4 hereof qualified as to materiality shall be true and correct at all times prior to and on the Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date, and, the representations and warranties made by the Company in Section 4 hereof not qualified as to materiality shall be true and correct in all material respects at all times prior to and on the Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date. The Company shall have performed in all material respects all obligations and conditions herein required to be performed or observed by it on or prior to the Closing Date.

               (b) The Company shall have obtained in a timely fashion any and all consents, permits, approvals, registrations and waivers (including, without limitation, any required approval of the TSX and NASDAQ) necessary or appropriate for consummation of the purchase and sale of the Shares and the consummation of the other transactions contemplated hereby, all of which shall be in full force and effect.

               (c) The Company shall have obtained all necessary shareholder approvals.

               (d) The Company shall have executed and delivered the Registration Rights Agreement.

               (e) No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

               (f) The Company shall have delivered a Certificate, executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer, dated as of the Closing Date, certifying to the fulfilment of the conditions specified in subsections (a), (b) and (c) of this Section 6.1.

               (g) The Company shall have delivered a Certificate, executed on behalf of the Company by its Secretary, dated as of the Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement and the other Transaction Documents and the issuance of the Shares, certifying the current versions of the Articles of Incorporation and Bylaws of the Company and certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company.

               (h) The Investor shall have received opinions from White & Case LLP and/or McCarthy Tetrault LLP, the Company's counsel, dated as of the Closing Date, in form and substance reasonably acceptable to the Investor and addressing such legal matters as the Investor may reasonably request.

               (i) No stop order or suspension of trading shall have been imposed by the TSX and NASDAQ, the SEC or any other governmental regulatory body with respect to public trading in the Common Stock.

               (j) The Company shall have simultaneously completed the transaction contemplated in the MedQuest Purchase Agreement substantially on the terms and conditions set forth therein.

          6.2 Conditions to Obligations of the Company. The Company's obligation to sell and issue the Shares at the Closing is subject to the fulfillment to the satisfaction of the Company on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

               (a)  The representations and warranties made by the Investor in
Section 5 hereof, other than the representations and warranties contained in Sections 5.3, 5.4, 5.5, 5.6, 5.7, 5.8, 5.9 and 5.11 (the "Investment
Representations"), shall be true and correct in all material respects when made, and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of said date. The Investment Representations shall be true and correct in all respects when made, and shall be true and correct in all respects on the Closing Date with the same force and effect as if they had been made on and as of said date. The Investor shall have performed in all material respects all obligations and conditions herein required to be performed or observed by them on or prior to the Closing Date.

               (b) The Investor shall have executed and delivered the Registration Rights Agreement.

               (c) The Investor shall have delivered the Purchase Price to the Company.

          6.3  Termination of Obligations to Effect Closing; Effects.

               (a) The obligations of the Company, on the one hand, and the Investor, on the other hand, to effect the Closing shall terminate as follows:

                    (i) Upon the mutual written consent of the Company and the Investor;

                    (ii) By the Company if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment, and shall not have been waived by the Company;

                    (iii) By the Investor if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment, and shall not have been waived by the Investor; or

                    (iv) By the Investor if the Closing has not occurred by the later of (i) May 9, 2005, and (ii) a date to be determined by adding that number of days beyond May 9, 2005 that the Closing has been extended due to (A) a regulatory authority in Canada or the United States reviewing, or taking a similar action, with respect to the Company's proxy materials or such other materials as may be required to be submitted to such regulatory authority, (B) procedural delays as a result of such regulatory authority's review, such as the requirement to republish and extend the date on which the Company's meeting of shareholders can occur, and (C) the time required by the Company to respond to any such regulatory authority's requests or inquiries, provided that the Company shall use reasonable commercial efforts to respond to any such requests or inquiries as quickly as possible under the circumstances;

provided, however, that, except in the case of clause (i) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement or the other Transaction Documents if such breach has resulted in the circumstances giving rise to such party's seeking to terminate its obligation to effect the Closing.

          (b) In the event of termination by the Company or the Investor of their obligations to effect the Closing pursuant to this Section 6.3, written notice thereof shall forthwith be given to the other parties hereto and the obligation of all parties to effect the Closing shall be terminated, without further action by any party. Nothing in this Section 6.3 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.

     7.   Covenants and Agreements of the Company.

          7.1 Reports. The Company will furnish to such Investor and/or its assignees such information relating to the Company and its Subsidiaries as from time to time may reasonably be requested by such Investor and/or their assignees; provided, however, that the Company shall not disclose material nonpublic information to the Investor, or to advisors to or representatives of the

Investor, unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and provides the Investor, such advisors and representatives with the opportunity to accept or refuse to accept such material nonpublic information for review and the Investor or its advisors or representatives wishing to obtain such information, enter into an appropriate confidentiality agreement with the Company with respect thereto.

          7.2 No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the obligations to the Investor under the Transaction Documents.

          7.3 Insurance. The Company shall not materially reduce the insurance coverages described in Section 4.19.

          7.4 Compliance with Laws. The Company will comply in all material respects with all applicable laws, rules, regulations, orders and decrees of all governmental authorities.

          7.5 Listing of Shares and Related Matters. Promptly following the date hereof, the Company shall take all necessary action to cause the Shares to be listed, subject to issuance, on the TSX and NASDAQ no later than the Closing Date. Further, if the Company applies to have its Common Stock or other securities traded on any other principal stock exchange or market, it shall include in such application the Shares and will take such other action as is necessary to cause such Common Stock to be so listed. The Company will use commercially reasonable efforts to continue the listing and trading of its Common Stock on NASDAQ and, in accordance, therewith, will use commercially reasonable efforts to comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of such market or exchange, as applicable.

          7.6 Termination of Covenants. The provisions of Sections 7.2 through 7.5 shall terminate and be of no further force and effect upon the earlier of (i) the mutual consent of the Company and the Investor, or (ii) the date on which the Company's obligations under the Registration Rights Agreement to register or maintain the effectiveness of any registration covering the Registrable Shares (as such term is defined in the Registration Rights Agreement) shall terminate.

          7.7  Director Designee.

               (a) So long as the Investor holds at least 25% of the issued and outstanding Common Stock, the Investor shall have the right to nominate two persons for election to the board of directors of the Company (the "Investor Designees") and the number of directors shall not exceed seven; and so long as the Investor holds at least 15% of the issued and outstanding Common Stock but less than 25% of the issued and outstanding Common Stock, the Investor shall have the right to designate one Investor Designee. The Company shall use its best efforts to cause the Investor Designees to be elected to the Company's board of directors. The Investor shall have the right to remove or replace any Investor Designees by giving notice to such Investor Designee and the Company. The Company shall use its best efforts to effect the removal or replacement of such Investor Designee.

               (b) Subject to any limitations imposed by applicable law, the Investor Designee shall be entitled to the same perquisites, including stock options, reimbursement of expenses and other similar rights in connection with such person's membership on the Board of Directors of the Company, as every other non-executive member of the Board of Directors of the Company.

     8.   Covenants of the Investor

          8.1 MedQuest Purchase Agreement. The Investor will vote all of its shares of common stock of MedQuest and all of its shares of preferred stock of MedQuest, including the Maverick Shares and any shares of common stock and preferred stock of MedQuest acquired by the Investor after the date hereof and prior to Closing, in favor of a resolution to be submitted by the board of directors of MedQuest to a meeting of the stockholders of MedQuest or a resolution of the MedQuest stockholders in writing, to approve the transactions contemplated in the MedQuest Purchase Agreement.

     9.   Survival and Indemnification.

          9.1 Survival. All representations, warranties, covenants and agreements contained in this Agreement shall be deemed to be representations, warranties, covenants and agreements as of the date hereof and shall survive the execution and delivery of this Agreement for a period of one year from the date of this Agreement; provided, however, that the provisions contained in Section 7 hereof shall survive in accordance therewith.

          9.2 Indemnification. The Company agrees to indemnify and hold harmless the Investor and its Affiliates and their respective directors, officers, employees and agents from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable attorney fees and disbursements and other expenses incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement hereof) (collectively, "Losses") to which such Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Transaction Documents, and will reimburse any such Person for all such amounts as they are incurred by such Person.

          9.3 Conduct of Indemnification Proceedings. Promptly after receipt by any Person (the "Indemnified Person") of notice of any demand, claim or circumstances which would or might give rise to a claim or the commencement of any action, proceeding or investigation in respect of which indemnity may be sought pursuant to Section 9.2, such Indemnified Person shall promptly notify the Company in writing and the Company shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Person, and shall assume the payment of all fees and expenses; provided, however, that the failure of any Indemnified Person so to notify the Company shall not relieve the Company of its obligations hereunder except to the extent that the Company is materially prejudiced by such failure to notify. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless: (i) the Company and the Indemnified Person shall have mutually agreed to the retention of such counsel; or (ii) in the reasonable judgment of counsel to such Indemnified Person representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The Company shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, but if settled with such consent, or if there be a final judgment for the plaintiff, the Company shall indemnify and hold harmless such Indemnified Person from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. Without the prior written consent of the Indemnified Person, which consent shall not be unreasonably withheld, the Company shall not effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Person from all liability arising out of such proceeding.

     10.  Miscellaneous.

          10.1 Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Investor, as applicable, provided, however, that the Investor may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate without the prior written consent of the Company, after notice duly given by the Investor to the Company, provided, that no such assignment or obligation shall affect the obligations of the Investor hereunder. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

          10.2 Counterparts; Faxes. This Agreement may be executed in two counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument. This Agreement may also be executed via facsimile, which shall be deemed an original.

          10.3 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

          10.4 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given as hereinafter described (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) if given by telecopier, then such notice shall be deemed given upon receipt of confirmation of complete transmittal, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (A) receipt of such notice by the recipient or
(B) three days after such notice is deposited in first class mail, postage prepaid, and (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one day after delivery to such carrier. All notices shall be addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten days' advance written notice to the other party:

               If to the Company:

                    World Heart Corporation
                    7799 Pardee Lane
                    Oakland, California  94621
                    Attention:  Chief Financial Officer
                    Fax:  (510) 563-4800

               With a copy to:

                    McCarthy Tetrault LLP
                    Suite 1400, 40 Elgin Street
                    Ottawa, Ontario
                    K1P 5K6

                    Attention:  Virginia K. Schweitzer
                    Fax:  (613) 563-9386

               If to the Investor:

                    Maverick Venture Management, LLC
                    14950 Gypsy Hill Road
                    Saratoga, California 95070

                    Attention:  Kevin R. Compton
                    Fax:  (650) 233-0300

               and with a copy to:

                    Holland & Hart LLP
                    60 East South Temple, Suite 2000
                    Salt Lake City, Utah 84111

                    Attention: Gregory E. Lindley
                    Fax: (801) 364-9124

to the addresses set forth on the signature pages hereto.

          10.5 Expenses. The parties hereto shall pay their own costs and expenses in connection herewith. In the event that legal proceedings are commenced by any party to this Agreement against another party to this Agreement in connection with this Agreement or the other Transaction Documents, the party which does not prevail in such proceedings shall severally, but not jointly, pay the reasonable attorneys' fees and other reasonable out-of-pocket costs and expenses incurred by the prevailing party in such proceedings.

          10.6 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investor. Any amendment or waiver effected in accordance with this paragraph shall be binding upon the holder of any Shares purchased under this Agreement at the time outstanding, and the Company.

          10.7 Publicity. No public release or announcement concerning the transactions contemplated hereby shall be issued by the Company or the Investor without the prior consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the Company or the Investor, as the case may be, shall allow the Company, as applicable, to the extent reasonably practicable in the circumstances, reasonable time to comment on such release or announcement in advance of such issuance.

          10.8 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

          10.9 Entire Agreement. This Agreement, including the Exhibits and the Disclosure Schedules, and the other Transaction Documents constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

          10.10 Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

          10.11 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.


[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

The Company:                       WORLD HEART CORPORATION


                                   By:  /s/ Jal S. Jassawalla
                                      -----------------------------------
                                   Name: Jal S. Jassawalla
                                   Title: President and Chief Executive Officer



The Investor:                      MAVERICK VENTURE MANAGEMENT, LLC


                                   By:  /s/ Kevin Compton
                                      -----------------------------------
                                   Name: Kevin Compton
                                   Title: Manager

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


     Date: February 1, 2005             By: /s/ Mark Gaudie
                                           ---------------------------------
                                           Name:  Mark Goudie
                                           Title: Chief Financial Officer